UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN

PRIVATE

ISSUER PURSUANT

TO RULE 13a

-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich,

Switzerland
(Address of principal executive

office)
Indicate by check mark

whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-
F.
Form 20-F
☒

Form 40-F
⬜
Indicate by check mark

if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only permits the

submission in paper of a Form 6-K if

submitted solely to provide an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):
⬜
Note:

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submission in paper of a Form 6-K if

submitted to furnish a report or
other document that the registrant foreign private

issuer must furnish and make

public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which

the registrant’s securities are traded, as

long as the report or other document is not

a press
release, is not required to be and

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and, if discussing a material event,
has already been the subject

of a Form 6-K submission or other Commission filing

on EDGAR.
Indicate by check mark

whether the registrant by furnishing the information contained in this Form is also thereby furnishing
the information to the Commission pursuant

to Rule 12g3-2(b) under the Securities Exchange

Act of 1934.

Yes
⬜

No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated October

18, 2023 titled “Q3

2023 results”.
2. Q3 2023 Financial Information.
The information provided by Item

2 above is hereby incorporated

by reference into the Registration

Statements on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on

Form S-8
(File Nos. 333-190180, 333-181583, 333-179472,

333-171971 and 333-129271) each

of which was previously filed with the
Securities and Exchange Commission.
2

—
ZURICH, SWITZERLAND, OCTOBER

18,

2023
Q3 2023 results
Positive book-to-bill,

high margin and strong

cash flow
delivery
●

Orders $8,052 million,

-2%; comparable
1

+2%

●

Revenues $7,968 million,

+8%; comparable
1

+11%

●

Income from operations

$1,259 million;

margin 15.8%

●

Operational EBITA
1

$1,392 million;

margin
1

17.4%
●

Basic EPS $0.48;

+149%
2
●

Cash flow from operating

activities
4

$1,351 million; +71%
Ad hoc Announcement pursuant to Art. 53

Listing Rules of SIX Swiss Exchange
—
Q3 2023
First nine months
Press Release
—
“Q3 2023 was a strong

quarter for ABB including

a positive book-to-bill

ratio, Operational EBITA
margin again above

17% and a strong cash flow

delivery putting

us in a good position to
achieve an annual free cash

flow of about $3

billion.”
Björn Rosengren , CEO
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2023 Q3 2022 US$ Comparable
1
9M 2023 9M 2022 US$ Comparable
1
Orders 8,052 8,188 -2% 2% 26,169 26,368 -1% 4%
Revenues 7,968 7,406 8% 11% 23,990 21,622 11% 16%
Gross Profit 2,762 2,481 11% 8,366 7,052 19%
as % of revenues
34.7% 33.5% +1.2 pts 34.9% 32.6% +2.3 pts
Income from operations 1,259 708 78% 3,755 2,152 74%
Operational EBITA
1
1,392 1,231 13% 11%

3
4,094 3,364 22% 22%

3
as % of operational

revenues
1
17.4% 16.6% +0.8 pts 17.0% 15.5% +1.5 pts
Income from continuing

operations, net of

tax
905 420 115% 2,902 1,469 98%
Net income attributable

to ABB
882 360 145% 2,824 1,343 110%
Basic earnings

per share ($)

0.48 0.19 149%
2
1.52 0.70 116%
2
Cash flow from

operating activities
4
1,351 791 71% 2,393 600 299%
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached Q3 2023 Financial

Information.
2 EPS growth rates are computed using unrounded amounts.
3 Constant currency (not adjusted for portfolio changes).
4
Amount represents total for both continuing and discontinued

operations.

ABB INTERIM

REPORT
I
Q3

2023

2
The third quarter developed

largely as planned,

and I am
pleased about the comparable

order growth of 2%

supporting a
book-to-bill ratio of 1.01.

This means we delivered

on our
quarterly expectation of

book-to-bill in positive

territory, despite
a double-digit comparable

increase in revenues.

We had yet
another quarter with

strong operational

performance across

the
business areas, and

this time coupled with

a very strong cash
flow generation,

setting

us up to achieve

free cash flow of about
$3 billion in 2023.

In total, Operational

EBITA increased by 13% and we

achieved
an Operational EBITA margin of

17.4%, an improvement

of 80
basis points from the

corresponding period

last year.

This was
supported by a strong

price contribution

which outweighed

the
impacts from inflation in labor

costs, with additional

support
from efficient execution

of higher volumes

in production. It was
good to see that our

focus on cash conversion

yielded results
with Cash flow from operating

activities at $1.4

billion, an
increase of $560 million

from last year supported

mainly by
higher earnings

and better Net working

capital management.
As in recent quarters,

the order development

was strong in

the
project-

and systems-related

businesses that is often

linked to
our various medium voltage

offerings. This more

than offset the
impact from a decline in

parts of the short-cycle

businesses.

In
total, most customer segments

remained overall

stable or
improved, with declines

mainly noted in

the discrete automation
and construction segments.

Order growth was

strongest in
business area Process

Automation,

supported by a

strong
underlying market and

the added contribution

from a large order
amounting to approximately

$285 million.

In contrast, order
intake in Robotics & Discrete

Automation was hampered

by
customers normalizing

order patterns in a period

of shortening
delivery lead times, with

added pressure

from inventory
adjustments among

robotics-related distribution

channels in
China.
From a geographical

perspective, the Americas

region was the
growth engine for orders,

driven by double-digit

comparable
growth in the United

States and supported

by the timing of

large
orders booked. Also,

Asia, Middle East

and Africa improved

on
a comparable basis where

India noted yet another

quarter with
strong year-on-year development.

In contrast, orders in China
declined at a low single-digit

comparable growth rate
particularly hampered

by weakness in robotics

and construction
demand.

Outside of these segments

and towards the

end of the
quarter we noted some

indications of the

underlying Chinese
market stabilizing,

although uncertainty

is admittedly

high.
Europe declined

to the tune of a low double-digit

rate, and while
the underlying market

softened,

the rate of decline

was
accentuated by a high

comparable last year

due to timing of
larger orders booked.
Sustainability is embedded

in everything we do,

and I was
pleased to see this

being recognized

by MSCI and the upgrade
of ABB to the highest

ESG rating of AAA,

meaning we score

in
the top 10%

of the peer universe.
During the quarter, Process Automation

expanded its
partnership with Northvolt,

providing electrification

and
automation technologies

to power the world’s largest

battery
recycling facility, Revolt Ett.

The recycling site will

process
125,000 tons of end-of-life

batteries and battery

production
waste each year – making

it the largest plant

of its kind in

the
world.
We recently took additional

steps to support our

customers on
their journey towards

more sustainable

and flexible production
with Robotics & Discrete

Automation expanding

its robot family
with four models in 22

variants and energy

savings of up

to 20
percent. We have also

announced our plans

to invest $280
million in our Robotics

business in Sweden.

The site will serve
as a European hub, and

further strengthen

our capabilities in
serving our customers in

Europe with locally manufactured
products in a growing

market. This is to

replace the existing

old
robotics facilities at the

site, and the new

Campus is planned

to
open in late 2026.
To

mark the completion

of all divisional

portfolio divestments
announced at the end of

2020, we successfully

closed the
divestment of the Power

Conversion division.

Going forward we
will continuously

review the product groups

within all divisions
to optimize the portfolio

as part of the ABB

Way operating
model.
Björn Rosengren
CEO
In the fourth quarter of 2023
, we anticipate low-

to mid single
digit comparable revenue

growth.

Additionally, we expect the
historical pattern to repeat

with

the Operational EBITA

margin in
Q4 to be sequentially

lower from Q3, and

to be around 16%.
In full-year 2023
, we anticipate comparable

revenue growth

to
be in the low teens

range and we expect

Operational EBITA
margin to be in the range

of 16.5%

- 17.0%.
Outlook
CEO summary

ABB INTERIM

REPORT
I
Q3

2023

3
Strong demand for the

project-

and systems-related
businesses,

often linked to the

medium voltage

offerings,
more than offset a decline

in parts of the short-cycle
businesses hampered

by inventory adjustments

among
channel partners and

normalizing order

patterns. In total,
orders

declined by 2% (up comparable

2%) year-on-year to
8,052 million. Comparable

order growth was driven

by the
higher contribution

from large orders, including

the one in the
Process Automation business

area for $285

million, which
will be executed over

a multi-year period.

Timing of booking significant

orders supported

the Americas
growth of 9% (comparable

13%).

Orders in Asia, Middle

East
and Africa declined by 5%

(up comparable 4%) as

the
decline in China

of 10% (comparable 3%) was

more than
offset by strength elsewhere

in the region, including

strong
growth in India. The sharp

order decline

of 11% (comparable
13%) in Europe was

the result of softer markets

including the
impact from customers

normalizing inventory

levels, but also
impacted by last year’s

high comparable

supported by timing
of customers placing large

orders.

Demand in the automotive

segment improved,

supported
by EV-related investments, while

the general industry

and
consumer-related robotics

segments declined.

In transport
& infrastructure, there were

positive developments

in
marine,

ports and renewables.
The machine builder

segment declined as

customers
normalized order patterns

in the face of

shortening delivery
lead times.
In buildings,

there was weakness

in all three regions

in
residential-related

demand. In the commercial

construction
segment the United States

stood out with a

continued
robust momentum and

outperformed a

broadly stable
Europe and declining

China.

Demand in the process-related

businesses was

strong
across the board, with particular

strength in the oil

& gas
segment, and it held up

well also for refining,
petrochemicals and the energy-related

low carbon
segments.
Revenues increased

by 8% (11% comparable) to
$7,968 million and

benefitted primarily from

increased
volumes through execution

of the order backlog,

combined
with a strong price contribution.

These benefits

more than
offset a slight adverse impact

from portfolio changes.
Revenues increased

in all business areas,

supported by
comparable growth in

most divisions as

the order backlog
was executed.
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q3 2023 Q3 2022 US$ Comparable
Europe 2,810 2,494 13% 10%
The Americas 2,775 2,452 13% 16%
Asia, Middle East
and Africa
2,383 2,460 -3% 6%
ABB Group 7,968 7,406 8% 11%
Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q3 2023 Q3 2022 US$ Comparable
Europe 2,391 2,682 -11% -13%
The Americas 3,258 2,980 9% 13%
Asia, Middle East
and Africa
2,403 2,526 -5% 4%
ABB Group 8,052 8,188 -2% 2%
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable 2% 11%
FX 0% 1%
Portfolio changes -4% -4%
Total -2% 8%
Orders and revenues

ABB INTERIM

REPORT
I
Q3

2023

4
Gross profit
Gross profit increased

strongly by 11% (9% constant

currency) to
$2,762 million, reflecting

a strong gross margin

improvement of
120 basis points to 34.7%.

Gross margin improved

in three out of
four business areas,

with only Process

Automation declining

mainly
due to the absence

of the exited high

margin Turbocharging
division (Accelleron).

Income from operations
Income from operations

amounted to

$1,259 million and

increased
by 78% year-on-year.

The improvement

was driven by operational
performance and contribution

from gains of $71

million from selling
businesses, including

the divestment of the

Power Conversion
division,

but also by last year’s

period being burdened

by the
recording of a provision

of $325 million

relating to the legacy

Kusile
project.

Margin on Income

from operations reached

15.8%, up by
620 basis points year-on-year.
Operational EBITA

Operational EBITA improved by 13%

year-on-year to $1,392

million
and the margin was up

by 80 basis points

to 17.4%. Key drivers

to
the higher earnings

were the impacts

from robust price activities
and operational

leverage on higher

volumes, which more

than
offset adverse impacts

from inflation in labor

costs and from
divestments. Selling, general

and administrative expenses

declined
in relation to revenues

to 16.7%, from 17.2%

last year, mostly due
to the absence of

costs related to the spin-off

of the Accelleron
business in last year’s

period.

Operational EBITA in Corporate

and
Other amounted to -$109

million, of which

-$39 million related

to
the E-mobility business

where operational

performance was
hampered by the ongoing

reorganization to ensure

a more focused
portfolio, and some

inventory-related provisions.
Net finance expenses
Net finance expense was

$36 million and

increased slightly from
last year’s $28

million.
Income tax
Income tax expense was

$326 million with

an effective tax rate of
26.5%.
Net income and earnings

per share
Net income attributable

to ABB was $882

million

and more than
doubled from last year

driven by improved

operational performance
and lower non-operational

items.

This resulted in basic

earnings per
share of $0.48, up

from $0.19 last year.
Operational EBITA
($ millions) Q3 2023 Q3 2022
Corporate and Other
E-mobility (39) (4)
Corporate costs, intersegment
eliminations and other
1
(70) (52)
Total (109) (56)
1 Majority of which relates to underlying corporate
Earnings

ABB INTERIM

REPORT
I
Q3

2023

5
Net working capital
Net working capital amounted

to $4,041 million,

increasing
year-on-year from $3,407

million driven mainly

by the
increase in inventories

and receivables. Net

working capital
decreased sequentially

from $4,585 million

driven mainly by
strong trade net working

capital management

and an
increase in accrued

expenses

related to the timing

of
payments of accruals.

Net working capital

as a percentage
of revenues
1

was 12.8%, down sequentially

from 14.7%.
Capital expenditures
Purchases of property, plant and equipment

and intangible
assets amounted to $175

million.

Net debt
Net debt
1

amounted to $2,872

million at the end

of the quarter
and decreased from $4,117 million

year-on-year,

and
declined sequentially

from $4,165 million.

The sequential

net
decrease was driven by

the strong operational

cash flow in
the quarter, and further supported

by the proceeds

from the
sale of the Power Conversion

business.
Cash flows
Cash flow from operating

activities was $1,351

million,
representing a steep year-on-year

increase from $791

million.
This was driven by strong

improvements in all

business areas
on the back of higher

earnings and a reduction

of net working
capital this quarter versus

a build-up of net

working capital in
the prior year mainly

related to inventories.
Share buyback program
A share buyback program

of up to $1 billion

was launched on
April 3, 2023. During

the third quarter, 5,244,809

shares were
repurchased on the second

trading line for approximately

$200
million. ABB’s total number

of issued shares,

including shares
held in treasury, amounts to 1,882,002,575.
($ millions,

unless otherwise

indicated)
Sep. 30
2023
Sep. 30
2022
Dec. 31
2022
Short term debt and

current
maturities of long

-term debt
2,951

3,068

2,535

Long-term debt
4,899

4,530

5,143

Total debt
7,850

7,598

7,678

Cash & equivalents
3,869

2,365

4,156

Restricted cash

- current
18

323

18

Marketable securities

and

short-term investments
1,091

793

725

Restricted cash

- non-current
– – –
Cash and marketable

securities
4,978

3,481

4,899

Net debt (cash)*
2,872

4,117

2,779

Net debt (cash)*

to EBITDA ratio
0.5

0.7

0.7

Net debt (cash)*

to Equity ratio
0.21

0.34

0.21

*
At Sep. 30, 2023, Sep. 30, 2022 and Dec. 31, 2022,

net debt(cash) excludes net pension
(assets)/liabilities of $(414) million $(114) million and $(276) million,

respectively.
Balance sheet & Cash flow

ABB INTERIM

REPORT
I
Q3

2023

6
Orders and revenues
Demand linked to the

medium-voltage offerings

noted
strong year-on-year development

and more than offset
market softness in parts

of the short-cycle

business which
was hampered by distributors

normalizing inventory

levels in
the face of shortening

delivery lead times.

Total orders
amounted to $3,693

million and declined

2% (up
comparable 1%) impacted

by the divestment

of the Power
Conversion division

early in the quarter.

●
Demand was particularly

strong in the datacenters

and
chemical, oil & gas segments

with a solid development
noted in rail and green

energy-linked areas

like solar.
However, weakness was noted

in construction with

the
residential segment down

in all three regions

while in
commercial construction

the United States

stood out with
a continued robust

momentum and outperformed

a
broadly stable Europe

and declining

China.

●
In Asia, Middle East and

Africa orders decreased

by 5%
(up comparable 2%)

including a slight

comparable
improvement in China,

where signs of

sequential
stabilization emerged

towards the latter part

of the quarter
outside of the construction

segment.

The Americas
declined by 2% (up comparable

4%) with United States
down by 2% (up comparable

6%). Europe was stable
(down comparable

3%), including a 6% decline

in
Germany where weakness

in the residential

construction
market weighed on the

Smart Buildings

division.
●
Revenues amounted

to $3,561 million

and weakness in
the buildings segment

weighed on growth

in Smart
Buildings and Installation

Products, while the remaining
divisions contributed

to revenue growth

of 3%
(comparable 6%) with a

strong contribution

from price as
the key driver.

Profit
Operational EBITA increased by 15%

year-on-year and
amounted to $748 million,

supported by strong

operational
performance which more

than offset the absent

earnings
from portfolio changes.

The Operational EBITA margin
remained sequentially

strong at 20.8%, representing

an
improvement of 210 basis

points year-on-year.
●
Benefits

from a strong price execution

was the main
driver to the earnings

improvement, with

some additional
support from operational

leverage on slightly

higher
volumes.

●
The positive impact

from lower commodity

costs year-on-
year, was virtually offset by inflation

linked to labor.

CHANGE CHANGE
($ millions, unless otherwise indicated) Q3 2023 Q3 2022 US$ Comparable 9M 2023 9M 2022 US$ Comparable
Orders 3,693 3,772 -2% 1% 11,794 11,797 0% 3%
Order backlog 6,994 6,317 11% 16% 6,994 6,317 11% 16%
Revenues 3,561 3,471 3% 6% 10,886 10,121 8% 11%
Operational EBITA 748 651 15% 2,212 1,768 25%
as % of operational

revenues
20.8% 18.7% +2.1 pts 20.3% 17.4% +2.9 pts
Cash flow from

operating activities
1,051 715 47% 2,143 1,258 70%
No. of employees (FTE equiv.) 50,500 50,500 0%
Growth
Q3 Q3
Change year-on

-year
Orders Revenues
Comparable 1% 6%
FX 0% 1%
Portfolio changes -3% -4%
Total -2% 3%
—
Electrification

ABB INTERIM

REPORT
I
Q3

2023

7
Orders and revenues
Total orders declined due to a high level

of larger bookings

in
last year’s period. Looking

beyond this impact,

it was a more
stable development

with a strong order

momentum reported

for
the long-cycle businesses,

while weakness was

noted in parts
of the short-cycle businesses.

Order intake amounted

to
$1,886 million, representing

a decrease of 4% (7%
comparable).
●
Demand improved in

the process-related

segments of
chemicals, oil & gas, pulp

& paper and mining,

however
declined in the more

short-cycle segments including

HVAC
linked to weakness in construction,

food & beverage and
electronics.

●
Order intake increased

by 10% (comparable

15%) in Asia,
Middle East and Africa,

supported by a double-digit
comparable growth in

China. Europe declined

sharply by
22%

(comparable 28%) mainly

due to the Traction-related
high order level last

year. The Americas increased

by 3%
(down comparable

3%) as the acquired

contribution was
more than offset by softness

in demand for the

low voltage
motors.
●
Execution of the order backlog

resulted in high revenues

of
$1,947

million, representing

an increase of 14%

(comparable
11%) year-on-year. Higher volumes

and earlier implemented
pricing activities both

contributed strongly

to comparable
growth.

Profit

All divisions contributed

to the strong 28%

year-on-year
improvement in Operational

EBITA to $390

million, driving the
Operational EBITA margin up by

200 basis points

to 19.8%.

●
Results were mainly supported

by the benefits from

a strong
price execution which

more than offset cost

inflation related

to
labor and raw materials.
●
Higher volume output

supported the

fixed cost absorption

in
production.
●
Strongest profitability improvements

were reported in

the motor
divisions, with Large Motors

& Generators as

the outperformer.

●
Divisional mix was slightly

positive due to strong

deliveries from
the drives and service-related

businesses.
Growth
Q3 Q3
Change year-on-year Orders Revenues
Comparable -7% 11%
FX 1% 1%
Portfolio changes 2% 2%
Total -4% 14%
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2023 Q3 2022 US$ Comparable 9M 2023 9M 2022 US$ Comparable
Orders 1,886 1,966 -4% -7% 6,285 6,247 1% 1%
Order backlog 5,108 4,613 11% 5% 5,108 4,613 11% 5%
Revenues 1,947 1,702 14% 11% 5,868 4,900 20% 20%
Operational EBITA 390 305 28% 1,157 845 37%
as % of operational

revenues
19.8% 17.8% +2 pts 19.7% 17.2% +2.5 pts
Cash flow from

operating activities
466 268 74% 935 507 84%
No. of employees (FTE equiv.) 22,100 20,700 7%

ABB INTERIM

REPORT
I
Q3

2023

8
Orders and revenues
On a broad robust underlying

activity across the

customer
segments,

with the added

contribution of large

orders, order
intake reached $1,883 million

and increased

by 20%
(comparable 38%) year-on-year.
●
Order intake included

the booking of an order

at a value
of $285 million with fulfillment

due over a

multi-year
period.
●
The Energy Industries division

benefited from

strong
demand in the traditional

oil & gas segment,

but also
seeing high activity levels

in low carbon-related

areas
such as hydrogen,

LNG and carbon capture.

One
example of how Energy

Industries builds

further on its
value creation offer enabling

the clean energy transition,
is that it was contracted

to support the Danish

company
H2 Energy Esbjerg

ApS with electrical engineering

at its
hydrogen production

and distribution hub.

The plant will
convert renewable

electricity from offshore

wind into
about 90,000 tons of green

hydrogen per

year – the
equivalent of 1.9

million barrels of oil, supporting

the
decarbonization

of heavy industry and

road
transportation.
●
All divisions contributed

with a double-digit

growth in
revenues, which amounted

to $1,554 million, up

by 7%
(comparable 23%) year-on-year,

supported mainly by
volumes but also by a

positive price development.

Total
revenue growth was hampered

mainly by the absence

of
the Accelleron business

which

was spun-off in early
October 2022, meaning

this is the last quarter

of structural
impact.
Profit
The Operational EBITA was largely

stable year-on-year

at
$226

million, the result of a

strong revenue execution

which
offset the absence of earnings

related to the exited
Accelleron business.

The Operational EBITA margin
amounted to 14.6%,

representing a

decline of 70 basis
points as operational

improvements did

not quite offset the
adverse impact of 190

basis points due

to the portfolio
change.
●
Operational EBITA margin remained

stable or increased
in all divisions except

for a decline in Marine

& Ports,
which was somewhat impacted

by an adverse

mix due to
lower share of revenues

stemming from the arctic

marine
propulsion business.
CHANGE CHANGE
($ millions, unless otherwise indicated) Q3 2023 Q3 2022 US$ Comparable 9M 2023 9M 2022 US$ Comparable
Orders 1,883 1,568 20% 38% 5,665 5,079 12% 31%
Order backlog 7,135 6,006 19% 20% 7,135 6,006 19% 20%
Revenues 1,554 1,458 7% 23% 4,543 4,493 1% 19%
Operational EBITA 226 225 0% 670 645 4%
as % of operational

revenues
14.6% 15.3% -0.7 pts 14.7% 14.2% +0.5 pts
Cash flow from

operating activities
258 217 19% 558 470 19%
No. of employees (FTE equiv.) 20,900 22,400 -6%
Growth
Q3 Q3
Change year-on

-year
Orders Revenues
Comparable 38% 23%
FX 2% 1%
Portfolio changes -20% -17%
Total 20% 7%
—
Process Automation

ABB INTERIM

REPORT
I
Q3

2023

9
Orders and revenues
With both divisions in

negative growth, total

orders declined
by 26% (comparable

27%), weighed

down by normalizing
order patterns and weakening

of the Chinese robotics

market.
Although it is difficult

to exactly assess, we

expect these
pressures to persist also

in the next couple

of quarters.
●
In Machine Automation

order intake was impacted

by
customers normalizing

order patterns to align

with
shortening delivery

lead times,

and awaiting deliveries

from
the Machine Automation

order backlog which

extends into
the second half of 2024.
●
In the Robotics division, orders

declined at a mid-single
digit rate.

This was driven by

a sequential softening

of the
underlying Chinese

market, with some additional

pressure
from local inventory reductions

among channel

partners
outside of the automotive

segment. Outside of

China
demand was more resilient

with growth in

the United States
and the decline in

Europe limited to a mid-single

digit rate.
●
From a geographical

perspective, orders in

the Americas
declined by 10%

(12%

comparable). The decline

in Europe
was 35% (comparable

38%) triggered

by machine
automation-related customers

normalizing order

patterns. In
Asia, Middle East and

Africa orders

declined by 20%
(comparable 17%), hampered

by China being

down by 32%
(comparable 28%) weighed

down mainly by robotics-related
channel partners adjusting

inventories.
●
Revenues increased

in both divisions as

the order backlog
was executed and amounted

to $929 million,

an
improvement of 12% (comparable

9%), supported

by
positive impacts from

both price and volumes.

Profit
Steep improvement of 29%

in Operational

EBITA to
$137 million was supported

by both divisions, and

Operational
EBITA margin was up by 190 basis

points and reached

14.7%.
●
Higher gross margin was

the key contributor

to the strong
earnings improvement,

mainly supported by positive

impacts
from earlier implemented

price increases

and improved
operational execution,

which more than offset

the impacts
from higher labor costs as

well as increased spend

in
Research & Development.

CHANGE CHANGE
($ millions, unless otherwise indicated)
Q3 2023 Q3 2022 US$ Comparable 9M 2023 9M 2022 US$ Comparable
Orders 665 901 -26% -27% 2,516 3,318 -24% -22%
Order backlog 2,363 2,659 -11% -14% 2,363 2,659 -11% -14%
Revenues 929 828 12% 9% 2,788 2,290 22% 23%
Operational EBITA 137 106 29% 418 215 94%
as % of operational

revenues
14.7% 12.8% +1.9 pts 15.0% 9.4% +5.6 pts
Cash flow from

operating activities
92 82 12% 266 109 144%
No. of employees (FTE equiv.) 11,000 10,700 3%
Growth
Q3 Q3
Change year-on

-year
Orders Revenues
Comparable -27% 9%
FX 1% 3%
Portfolio changes 0% 0%
Total -26% 12%
—
Robotics & Discrete Automation

ABB INTERIM

REPORT
I
Q3

2023
10
Quarterly highlights
●
ABB was upgraded

from AA to AAA in

the MSCI ESG
rating. ESG ratings from

MSCI ESG Research

are
designed to measure

a company’s resilience

to financially
material environmental,

societal and governance

(ESG)
risks.

Achieving the highest

possible rating

of AAA, ABB
ranks in the top ten

percent of industry

peers.
●
As part of its commitment

to increase the circularity

of its
low-voltage solutions,

ABB expanded

its portfolio of
electrification products

that are made of sustainable
plastics in the Nordics,

Germany and Spain.

ABB’s Smart
Buildings division

is progressively substituting

about
1,000 tonnes per year

of conventional

fossil-based
plastics with sustainable

alternatives including
mechanically recycled

or bio-based plastics.
●
ABB’s Motion business area

and WindESCo have

signed
a strategic partnership,

where ABB has

acquired a
minority stake in the

company. US-based WindESCo

is
the leading analytics

software provider for

improving the
performance and reliability

of wind turbines. Leveraging
WindESCo’ solutions,

the investment will strengthen
ABB’s position as a key

enabler of a low

carbon society
and its position in the

renewable power

generation sector.

●
ABB will deliver complete

power, propulsion

and
automation systems

for two newbuild

short-sea container
ships of global logistics

company Samskip

Group. The
vessels will be among

the world’s first of their

kind to use
hydrogen as a fuel.

Both vessels will be

operating between
Oslo Fjord and Rotterdam,

a distance of approximately

700
nautical miles.
●
ABB has expanded

its large robot range

with four new
models and 22 variants

offering more choice,

increased
coverage and greater

performance.

The next generation
models offer customers superior

performance and

up to
20% energy savings thanks

to their lighter robot

design and
use of regenerative braking.
●
In August and September

2023, ABB organized

a range of
courses and trainings

for its employees

to better
understand the differences

between generations,

how to
challenge biases,

and benefit from intergenerational
collaboration. The events

were part of the company’s
commitment to the generations

dimension of its

D&I
strategy that is focused

on ensuring that

all generations are
welcomed and skills

and strengths are utilized

and bridged
across.
Q3 outcome
●
34% reduction year-on-year of CO
₂
e emissions in own
operations mainly driven by shifting

to green electricity in
our operations.
●
9% increase year-on-year in LTIFR

due to a slight
increase in incidents in absolute numbers

.
●
3%-points increase year-on-year in share

of women in
senior management,

demonstrating steady progress
towards our target.
—
Sustainability
Q3 2023 Q3 2022 CHANGE 12M ROLLING
CO
₂
e own operations

emissions,

Ktons scope 1 and 2
1
36 55 -34% 182
Lost Time Injury

Frequency

Rate (LTIFR),

frequency / 200,000

working hours
2
0.15 0.14 9% 0.13
Share of females

in senior management
positions, %
20.4 17.4 +3 pts 19.4
1 CO
₂

equivalent emissions from site, energy use,

SF
₆

and fleet, previous quarter
2
Current quarter Includes all incidents reported until October

5, 2023

ABB INTERIM

REPORT
I
Q3

2023
11
During Q3 2023
●
On July 3, ABB announced

the closing of

the divestment
of the Power Conversion

division at around $530

million.
As a result, ABB recorded

a non-operational

book gain of
$53 million in Income

from operations in

the third quarter
of 2023. Net cash impact

was approximately

$500
million. With this transaction,

ABB has completed all
divisional portfolio

divestments announced

at the end of
2020.
The demand for ABB’s offering

was robust in the

first nine
months of 2023.

Weakness in the short-cycle

businesses
from last year's high level

was offset by strong

momentum in
the project-

and systems businesses.

Orders remained stable
or increased in three out

of four business

areas, with a
decline noted only

in Robotics & Discrete

Automation, for a
combined total decrease

of 1% (up 4% comparable)

at
$26,169 million.

Revenues were supported

by strong
execution of the order backlog

and amounted

to
$23,990 million, up by 11% (16% comparable),

overall
implying a book-to-bill

of 1.09.
Income from operations

amounted to

$3,755 million, up from
$2,152 million year-on-year.

This increase can be

attributed
mostly to an improved

operational performance.

In addition,
the result in the first

three quarters last

year was hampered

by
charges of approximately

$195 million due

to the exit of a
legacy project in non-core

business as well

as a provision of
$325 million related

to the legacy Kusile

project.
Operational EBITA increased by 22%

year-on-year to
$4,094 million,

up from $3,364 million

in last year’s period
and the Operational

EBITA margin improved by 150 basis
points to 17.0%. The increase

was driven by higher

margins
across all business areas.

Main drivers of

the margin
expansion were operating

leverage on higher

volumes from
backlog execution

as well as the impacts

from earlier
implemented price increases,

which more

than offset
inflation in labor and

input cost. Corporate and

Other
Operational EBITA amounted to

-$363 million.

Thereof, an
amount of -$134 million

can be attributed to

the E-mobility
business, which was negatively

affected by the ongoing
reorganization to ensure

a more focused

portfolio, and
some inventory-related

provisions.
Net finance expenses increased

by $25 million

to
$82 million, whereas

non-operational

pension credits
decreased by $79 million

to $23 million in comparison

to
last year’s period,

reflecting the impact

of higher interest
rates. Income tax expense

was $794 million

reflecting a tax
rate of 21.5%. This includes

a net benefit realized

on a
favorable resolution

of a prior year tax matter

relating to the
Power Grids business

in the current year, as well

as the
impact of non-deductible

regulatory penalties

related to the
Kusile project in the prior

year.
Net income attributable

to ABB was $2,824

million, up from
$1,343

million year-on-year. Basic earnings

per share was
$1.52, representing an

increase of 116% compared

with the
first nine months last year.
Significant events
First nine months 2023

ABB INTERIM

REPORT
I
Q3

2023
12
Divestments Company/unit Closing date Revenues, $ million
1
No. of employees
2023
Electrification
Power Conversion

division
3-Jul ~440 1,500
Electrification
Industrial Plugs

& Sockets business
3-Jul ~12 2
Process Automation
UK technical engineering

consultancy

business
1-May ~20 160
2022
Hitachi Energy JV (Power

Grids, 19.9%

stake)
28-Dec
Acquisitions Company/unit Closing date Revenues, $ million
1
No. of employees
2023
Electrification Eve Systems 1-Jun ~20 50
Motion
Siemens low voltage

NEMA Motors
2-May ~60 600
2022
Motion
PowerTech

Converter business
1-Dec ~60 300
Note: comparable growth calculation includes acquisitions and divestments with revenues of greater than $50 million.
1
Represents the estimated revenues for the last

fiscal year prior to the announcement of the

respective acquisition/divestment unless otherwise stated.
ABB Group Q1 2022 Q2 2022 Q3 2022 Q4 2022 FY 2022 Q1 2023 Q2 2023 Q3 2023
EBITDA, $ in million 1,067 794 906 1,384 4,151 1,389 1,494 1,453
Return on Capital

Employed, %
n.a. n.a. n.a. n.a. 16.50 n.a. n.a. n.a.
Net debt/Equity 0.20 0.34 0.34 0.21 0.21 0.30 0.31 0.21
Net debt/ EBITDA 12M

rolling
0.4 0.7 0.7 0.7 0.7 0.9 0.8 0.5
Net working capital,

% of 12M rolling

revenues
12.1% 12.8% 11.7% 11.1% 11.1% 13.9% 14.7% 12.8%
Earnings per share,

basic, $
0.31 0.20 0.19 0.61 1.30 0.56 0.49 0.48
Earnings per share,

diluted, $
0.31 0.20 0.19 0.60 1.30 0.55 0.48 0.47
Dividend per share,

CHF
n.a. n.a. n.a. n.a. 0.84 n.a. n.a. n.a.
Share price at the end

of period, CHF
1
29.12 24.57 24.90 28.06 28.06 31.37 35.18 32.80
Share price at the

end of period, $
1
30.76 25.43 24.41 30.46 30.46 34.30 39.32 35.86
Number of employees

(FTE equivalents)
104,720 106,380 106,830 105,130 105,130 106,170 108,320 107,430
No. of shares outstanding

at end of period (in
millions) 1,929 1,892 1,875 1,865 1,865 1,862 1,860 1,849
1
Data prior to October 3, 2022, has been adjusted

for the Accelleron spin-off (Source: FactSet).
Additional figures
Additional 2023 guidance
($ in millions,

unless otherwise

stated)
FY 2023
Net finance expenses
~(100)
from ~(130)
Effective tax

rate
~21%

4
unchanged
Capital Expenditures
~(800)
unchanged
($ in millions, unless

otherwise stated)
FY 2023
1
Q4 2023
Corporate and Other

Operational EBITA
2
~(300) ~(75)
unchanged
Non-operating items
Acquisition-related amortization
~(220) ~(55)
unchanged
Restructuring and related
3
~(180) ~(40)
from ~(150)
ABB Way transformation
~(180) ~(55)
unchanged
1
Excludes one project estimated to a total of ~$100 million,

that is ongoing in the non-core business. Exact exit timing

is difficult to assess due to legal proceedings etc.
2 Excludes Operational EBITA from E-mobility business.
3
Includes restructuring and restructuring-related as well as separation and integration costs.
4
Includes net positive tax impact of $206 million linked

to a favorable resolution of certain prior year tax

matters in Q1 2023 but excludes the impact

of acquisitions or divestments or any
significant non-operational items.
Acquisitions and divestments, last twelve months

ABB INTERIM

REPORT
I
Q3

2023
13
For additional information please contact:
Media Relations
Phone: +41 43 317 71 11
Email:
media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email:
investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
Financial calendar
2023

November 30

Capital Markets Day in

Frosinone, Italy

2024
February 1 Q4 and FY 2023 results
March 21
Annual General Meeting,

Zurich
April 18

Q1 2024 results
July 18

Q2 2024 results
October 17

Q3 2024 results
This press release includes

forward-looking information

and
statements as well as

other statements

concerning the
outlook for our business,

including those

in the sections

of
this release titled “CEO

summary,” “Outlook,” and
“Sustainability”. These

statements are based

on current
expectations, estimates

and projections about

the factors
that may affect our future

performance, including

global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets

for ABB.
These expectations, estimates

and projections are

generally
identifiable by statements

containing words

such as
“anticipates,” “expects,”

“estimates,” “plans,”

“targets,”
“guidance,”

“likely” or similar

expressions. However,

there
are many risks and uncertainties,

many of which

are beyond
our control, that could

cause our actual results

to differ
materially from the

forward-looking information

and
statements
made in this press release

and which could

affect our ability
to achieve any or all

of our stated targets.

Some important
factors that could cause

such differences

include, among
others, business risks associated

with the volatile global
economic environment

and political conditions,

costs
associated with compliance

activities, market

acceptance of
new products and services,

changes in governmental
regulations and

currency exchange rates

and such other
factors as may be discussed

from time to time in

ABB Ltd’s
filings with the U.S. Securities

and Exchange

Commission,
including its Annual

Reports on Form 20-F. Although ABB
Ltd believes that its expectations

reflected in any

such
forward looking statement

are based upon

reasonable
assumptions, it can give

no assurance that

those
expectations will be

achieved.
The Q3 2023

results press release

and presentation

slides
are available on

the ABB News Center

at
www.abb.com/news and on

the Investor Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please refer

to the ABB website:
www.abb.com/investorrelations.

The recorded session will

be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q3 results presentation on October 18, 2023
ABB

(ABBN: SIX Swiss Ex)

is a technology leader

in electrification

and automation,

enabling a more

sustainable and

resource-
efficient future. The company’s

solutions connect

engineering

know-how and software

to optimize how
things are manufactured,

moved, powered and

operated. Building

on more than 130

years of excellence,
ABB’s ~105,000 employees

are committed to driving

innovations

that accelerate industrial

transformation.

1 Q3 2023 FINANCIAL INFORMATION
October 18,

2023
Q3 2023
Financial information

2 Q3 2023 FINANCIAL INFORMATION
—
Financial Information
Contents
03
─ 07

Key Figures
08 ─
33

Consolidated

Financial

Information

(unaudited)

34 ─
46

Supplemental Reconciliations

and Definitions

E-BUS
RVBW - Elektrobus
ABB
zero emission
welle
RVBW
AG 337 314
52

3 Q3 2023 FINANCIAL INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated) Q3 2023 Q3 2022 US$ Comparable
(1)
Orders 8,052 8,188 -2% 2%
Order backlog (end

September)
21,445 19,393 11% 11%
Revenues 7,968 7,406 8% 11%
Gross Profit 2,762 2,481 11%
as % of revenues 34.7% 33.5% +1.2 pts
Income from operations 1,259 708 78%
Operational EBITA
(1)
1,392 1,231 13% 11%
(2)
as % of operational

revenues
(1)
17.4% 16.6% +0.8 pts
Income from continuing

operations, net of

tax
905 420 115%
Net income attributable

to ABB
882 360 145%
Basic earnings

per share ($)
0.48 0.19 149%
(3)
Cash flow from

operating activities
(4)
1,351 791 71%
Cash flow from

operating activities

in continuing operations
1,361 793 72%
CHANGE
($ in millions, unless otherwise indicated)
9M 2023 9M 2022 US$ Comparable
(1)
Orders 26,169 26,368 -1% 4%
Revenues 23,990 21,622 11% 16%
Gross Profit 8,366 7,052 19%
as % of revenues 34.9% 32.6% +2.3 pts
Income from operations 3,755 2,152 74%
Operational EBITA
(1)
4,094 3,364 22% 22%
(2)
as % of operational

revenues
(1)
17.0% 15.5% +1.5 pts
Income from continuing

operations, net of

tax
2,902 1,469 98%
Net income attributable

to ABB
2,824 1,343 110%
Basic earnings

per share ($)
1.52 0.70 116%
(3)
Cash flow from

operating activities
(4)
2,393 600 299%
Cash flow from

operating activities

in continuing operations
2,404 614 n.a.
(1)

For a reconciliation of non-GAAP

measures see “
Supplemental Reconciliations

and Definitions
” on page 34.
(2)

Constant currency (not adjusted

for portfolio changes).
(3)

EPS growth rates are computed

using unrounded amounts.
(4)

Cash flow from operating activit

ies includes both continuing

and discontinued operations.

4 Q3 2023 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q3 2023 Q3 2022 US$ Local Comparable
Orders

ABB Group 8,052 8,188 -2% -2% 2%
Electrification 3,693 3,772 -2% -2% 1%
Motion 1,886 1,966 -4% -5% -7%
Process Automation 1,883 1,568 20% 18% 38%
Robotics & Discrete

Automation
665 901 -26% -27% -27%
Corporate and Other

135 147
Intersegment eliminations (210) (166)
Order backlog

(end September)
ABB Group 21,445 19,393 11% 8% 11%
Electrification 6,994 6,317 11% 9% 16%
Motion 5,108 4,613 11% 6% 5%
Process Automation 7,135 6,006 19% 16% 20%
Robotics & Discrete

Automation
2,363 2,659 -11% -14% -14%
Corporate and Other

(incl. intersegment eliminations) (155) (202)
Revenues

ABB Group 7,968 7,406 8% 7% 11%
Electrification 3,561 3,471 3% 2% 6%
Motion 1,947 1,702 14% 13% 11%
Process Automation 1,554 1,458 7% 6% 23%
Robotics & Discrete

Automation
929 828 12% 9% 9%
Corporate and Other

194 141
Intersegment eliminations (217) (194)
Income from operations ABB Group 1,259 708
Electrification 762 616
Motion 365 291
Process Automation 218 154
Robotics & Discrete

Automation
113 81
Corporate and Other
(incl. intersegment eliminations) (199) (434)
Income from operations

%
ABB Group 15.8% 9.6%
Electrification 21.4% 17.7%
Motion 18.7% 17.1%
Process Automation 14.0% 10.6%
Robotics & Discrete

Automation
12.2% 9.8%
Operational EBITA ABB Group 1,392 1,231 13% 11%
Electrification 748 651 15% 14%
Motion 390 305 28% 25%
Process Automation 226 225 0% 0%
Robotics & Discrete

Automation
137 106 29% 27%
Corporate and Other
(1)
(incl. intersegment eliminations) (109) (56)
Operational EBITA

%

ABB Group 17.4% 16.6%
Electrification 20.8% 18.7%
Motion 19.8% 17.8%
Process Automation 14.6% 15.3%
Robotics & Discrete

Automation
14.7% 12.8%
Cash flow from operating

activities
ABB Group 1,351 791
Electrification 1,051 715
Motion 466 268
Process Automation 258 217
Robotics & Discrete

Automation
92 82
Corporate and Other

(incl. intersegment eliminations) (506) (489)
Discontinued

operations
(10) (2)
(1)
Corporate and Other at Q3

2023 and Q3

2022 includes losses of $39

million and $4 million,

respectively, relating to E-mobility.

5 Q3 2023 FINANCIAL INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
9M 2023 9M 2022 US$ Local Comparable
Orders

ABB Group 26,169 26,368 -1% 1% 4%
Electrification 11,794 11,797 0% 2% 3%
Motion 6,285 6,247 1% 2% 1%
Process Automation 5,665 5,079 12% 14% 31%
Robotics & Discrete

Automation
2,516 3,318 -24% -22% -22%
Corporate and Other 595 530
Intersegment eliminations (686) (603)
Order backlog

(end September)
ABB Group 21,445 19,393 11% 8% 11%
Electrification 6,994 6,317 11% 9% 16%
Motion 5,108 4,613 11% 6% 5%
Process Automation 7,135 6,006 19% 16% 20%
Robotics & Discrete

Automation
2,363 2,659 -11% -14% -14%
Corporate and Other
(incl. intersegment eliminations) (155) (202)
Revenues

ABB Group 23,990 21,622 11% 13% 16%
Electrification 10,886 10,121 8% 10% 11%
Motion 5,868 4,900 20% 22% 20%
Process Automation 4,543 4,493 1% 3% 19%
Robotics & Discrete

Automation
2,788 2,290 22% 23% 23%
Corporate and Other 540 395
Intersegment eliminations (635) (577)
Income from operations ABB Group 3,755 2,152
Electrification 2,130 1,571
Motion 1,098 776
Process Automation 688 480
Robotics & Discrete

Automation
347 146
Corporate and Other
(incl. intersegment eliminations) (508) (821)
Income from operations

%
ABB Group 15.7% 10.0%
Electrification 19.6% 15.5%
Motion 18.7% 15.8%
Process Automation 15.1% 10.7%
Robotics & Discrete

Automation
12.4% 6.4%
Operational EBITA ABB Group 4,094 3,364 22% 22%
Electrification 2,212 1,768 25% 27%
Motion 1,157 845 37% 38%
Process Automation 670 645 4% 6%
Robotics & Discrete

Automation
418 215 94% 98%
Corporate and Other
(1)
(incl. intersegment eliminations) (363) (109)
Operational EBITA

%

ABB Group 17.0% 15.5%
Electrification 20.3% 17.4%
Motion 19.7% 17.2%
Process Automation 14.7% 14.2%
Robotics & Discrete

Automation
15.0% 9.4%
Cash flow from operating

activities
ABB Group 2,393 600
Electrification 2,143 1,258
Motion 935 507
Process Automation 558 470
Robotics & Discrete

Automation
266 109
Corporate and Other
(incl. intersegment eliminations) (1,498) (1,730)
Discontinued

operations
(11) (14)
(1)
Corporate and Other at 9M

2023 and 9M

2022 includes losses of $134

million and $12

million, respectively, relating to E-mobility.

6 Q3 2023 FINANCIAL INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless

otherwise indicated)
Q3 23 Q3 22 Q3 23 Q3 22 Q3 23 Q3 22 Q3 23 Q3 22 Q3 23 Q3 22
Revenues 7,968 7,406 3,561 3,471 1,947 1,702 1,554 1,458 929 828
Foreign exchange/commodity

timing
differences

in total revenues
51 23 32 3 23 9 (7) 14 2 (1)
Operational revenues 8,019 7,429 3,593 3,474 1,970 1,711 1,547 1,472 931 827
Income from operations 1,259 708 762 616 365 291 218 154 113 81
Acquisition-related amortization 55 55 22 24 9 8 1 1 20 19
Restructuring, related

and

implementation costs
(1)
51 20 14 8 3 3 3 1 – 6
Changes in obligations

related to

divested businesses – – – – – – – – – –
Gains and losses

from sale of businesses
(71) – (71) (1) – 1 – – – –
Acquisition-

and divestment

-related

expenses and

integration costs
10 62 4 3 3 4 (4) 53 3 1
Certain other non-operational

items
49 381 2 7 1 – – – 1 1
Foreign exchange/commodity

timing
differences

in income from operations
39 5 15 (6) 9 (2) 8 16 – (2)
Operational EBITA 1,392 1,231 748 651 390 305 226 225 137 106
Operational EBITA

margin (%)
17.4% 16.6% 20.8% 18.7% 19.8% 17.8% 14.6% 15.3% 14.7% 12.8%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless

otherwise indicated)
9M 23 9M 22 9M 23 9M 22 9M 23 9M 22 9M 23 9M 22 9M 23 9M 22
Revenues 23,990 21,622 10,886 10,121 5,868 4,900 4,543 4,493 2,788 2,290
Foreign exchange/commodity

timing
differences

in total revenues
25 90 12 11 12 8 3 45 2 5
Operational revenues 24,015 21,712 10,898 10,132 5,880 4,908 4,546 4,538 2,790 2,295
Income from operations 3,755 2,152 2,130 1,571 1,098 776 688 480 347 146
Acquisition-related amortization 164 174 66 80 26 23 4 3 59 59
Restructuring, related

and
implementation costs
(1)
92 300 26 18 5 11 7 6 – 9
Changes in obligations

related to

divested businesses (5) (17) 1 – – – – – – –
Gains and losses

from sale of businesses
(97) 4 (71) (1) – 5 (26) – – –
Acquisition-

and divestment

-related

expenses and

integration costs
55 171 23 31 15 12 (3) 122 7 4
Certain other non-operational

items
89 480 11 30 4 – – – 4 –
Foreign exchange/commodity

timing
differences

in income from operations
41 100 26 39 9 18 – 34 1 (3)
Operational EBITA 4,094 3,364 2,212 1,768 1,157 845 670 645 418 215
Operational EBITA

margin (%)
17.0% 15.5% 20.3% 17.4% 19.7% 17.2% 14.7% 14.2% 15.0% 9.4%
(1)

Includes impairment of certain

assets.

7 Q3 2023 FINANCIAL INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q3 23 Q3 22 Q3 23 Q3 22 Q3 23 Q3 22 Q3 23 Q3 22 Q3 23 Q3 22
Depreciation 130 129 64 62 27 25 12 17 14 16
Amortization 64 69 27 30 11 8 2 2 21 19
including total acquisition-related

amortization of:
55 55 22 24 9 8 1 1 20 19
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) 9M 23 9M 22 9M 23 9M 22 9M 23 9M 22 9M 23 9M 22 9M 23 9M 22
Depreciation 384 401 190 191 80 78 35 51 43 46
Amortization 197 214 81 98 31 26 7 8 61 60
including total acquisition-related

amortization of:
164 174 66 80 26 23 4 3 59 59
Orders received and

revenues by

region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q3 23 Q3 22 US$ Local parable Q3 23 Q3 22 US$ Local parable
Europe 2,391 2,682 -11% -16% -13% 2,810 2,494 13% 6% 10%
The Americas 3,258 2,980 9% 8% 13% 2,775 2,452 13% 12% 16%
of which United

States
2,479 2,294 8% 7% 13% 2,067 1,796 15% 15% 19%
Asia, Middle East

and Africa
2,403 2,526 -5% 0% 4% 2,383 2,460 -3% 2% 6%
of which China 1,044 1,166 -10% -5% -3% 1,075 1,300 -17% -13% -10%
ABB Group 8,052 8,188 -2% -2% 2% 7,968 7,406 8% 7% 11%
($ in millions, unless otherwise indicated) Orders received CHANGE Revenues CHANGE
Com- Com-
9M 23 9M 22 US$ Local parable 9M 23 9M 22 US$ Local parable
Europe 8,904 9,174 -3% -3% 0% 8,617 7,520 15% 14% 17%
The Americas 9,452 8,927 6% 5% 8% 8,243 7,018 17% 17% 20%
of which United

States
6,928 6,753 3% 2% 5% 6,143 5,124 20% 20% 23%
Asia, Middle East

and Africa
7,813 8,267 -5% 1% 5% 7,130 7,084 1% 7% 12%
of which China 3,593 4,114 -13% -7% -5% 3,404 3,563 -4% 1% 4%
ABB Group 26,169 26,368 -1% 1% 4% 23,990 21,622 11% 13% 16%

8 Q3 2023 FINANCIAL INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated

Income Statements

(unaudited)
Nine months ended Three months ended
($ in millions, except per share data in $) Sep. 30, 2023 Sep. 30, 2022 Sep. 30, 2023 Sep. 30, 2022
Sales of products 20,210 17,946 6,680 6,184
Sales of services

and other
3,780 3,676 1,288 1,222
Total revenues 23,990 21,622 7,968 7,406
Cost of sales

of products
(13,393) (12,439) (4,447) (4,217)
Cost of services

and other
(2,231) (2,131) (759) (708)
Total cost of

sales
(15,624) (14,570) (5,206) (4,925)
Gross profit 8,366 7,052 2,762 2,481
Selling, general and administrative

expenses
(4,058) (3,833) (1,331) (1,277)
Non-order related research

and development

expenses
(951) (844) (314) (272)
Other income (expense),

net
398 (223) 142 (224)
Income from operations 3,755 2,152 1,259 708
Interest and dividend

income
115 50 37 17
Interest and other

finance expense
(197) (107) (73) (45)
Non-operational pension

(cost) credit
23 102 8 34
Income from continuing

operations before

taxes
3,696 2,197 1,231 714
Income tax expense (794) (728) (326) (294)
Income from continuing

operations, net

of tax
2,902 1,469 905 420
Loss from discontinued

operations, net of

tax
(16) (36) (7) (16)
Net income 2,886 1,433 898 404
Net income attributable

to noncontrolling

interests and

redeemable noncontrolling

interests
(62) (90) (16) (44)
Net income attributable

to ABB
2,824 1,343 882 360
Amounts attributable

to ABB shareholders:
Income from continuing

operations, net of

tax
2,840 1,379 889 376
Loss from discontinued

operations, net of

tax
(16) (36) (7) (16)
Net income 2,824 1,343 882 360
Basic earnings per share

attributable to

ABB shareholders:
Income from continuing

operations, net of

tax
1.53 0.72 0.48 0.20
Loss from discontinued

operations, net of

tax
(0.01) (0.02) 0.00 (0.01)
Net income 1.52 0.70 0.48 0.19
Diluted earnings

per share attributable

to ABB shareholders:
Income from continuing

operations, net of

tax
1.52 0.72 0.48 0.20
Loss from discontinued

operations, net of

tax
(0.01) (0.02) 0.00 (0.01)
Net income 1.51 0.70 0.47 0.19
Weighted-average

number of shares

outstanding

(in millions)

used to compute:
Basic earnings

per share attributable

to ABB shareholders
1,859 1,909 1,854 1,882
Diluted earnings per share

attributable to

ABB shareholders
1,871 1,920 1,865 1,889
Due to rounding, numbers

presented may not add

to the totals provided.
See Notes to the Consolidated

Financial Information

9 Q3 2023 FINANCIAL INFORMATION
—
ABB Ltd Condensed Consolidated

Statements of Comprehensive
Income (unaudited)
Nine months ended Three months ended
($ in millions)
Sep. 30, 2023 Sep. 30, 2022 Sep. 30, 2023 Sep. 30, 2022
Total comprehensive

income, net of

tax
2,729 775 815 67
Total comprehensive

income attributable

to noncontrolling

interests and

redeemable noncontrolling

interests, net of

tax
(54) (58) (11) (32)
Total comprehensive

income attributable

to ABB shareholders,

net of tax
2,675 717 804 35
Due to rounding, numbers

presented may not add

to the totals provided.
See Notes to the Consolidated

Financial Information

10 Q3 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated

Balance Sheets (unaudited)
($ in millions) Sep. 30, 2023 Dec. 31, 2022
Cash and equivalents 3,869 4,156
Restricted cash 18 18
Marketable securities

and short-term investments
1,091 725
Receivables,

net
7,586 6,858
Contract assets 1,073 954
Inventories, net 6,332 6,028
Prepaid expenses 280 230
Other current assets 527 505
Current assets held

for sale and in

discontinued

operations
60 96
Total current

assets
20,836 19,570
Property, plant

and equipment, net
3,891 3,911
Operating lease right

-of-use assets
850 841
Investments in equity

-accounted companies
186 130
Prepaid pension

and other employee

benefits
969 916
Intangible assets,

net
1,181 1,406
Goodwill 10,356 10,511
Deferred taxes 1,366 1,396
Other non-current assets 464 467
Total assets 40,099 39,148
Accounts payable,

trade
4,777 4,904
Contract liabilities 2,610 2,216
Short-term debt and

current maturities

of long-term debt
2,951 2,535
Current operating

leases
234 220
Provisions for warranties 1,108 1,028
Other provisions 1,114 1,171
Other current liabilities 4,597 4,323
Current liabilities held

for sale and

in discontinued

operations
79 132
Total current

liabilities
17,470 16,529
Long-term debt 4,899 5,143
Non-current operating

leases
643 651
Pension and

other employee

benefits
642 719
Deferred taxes 675 729
Other non-current liabilities 1,908 2,085
Non-current liabilities

held for sale and

in discontinued

operations
19 20
Total liabilities 26,256 25,876
Commitments and contingencies
Redeemable

noncontrolling interest
89 85
Stockholders’ equity:
Common stock, CHF

0.12 par value
(1,882 million and 1,965

million shares issued

at September

30, 2023, and December

31, 2022, respectively)
163 171
Additional paid-in capital 19 141
Retained earnings 18,840 20,082
Accumulated

other comprehensive

loss
(4,705) (4,556)
Treasury stock, at

cost
(33 million and 100

million shares at

September 30, 2023,

and December

31, 2022, respectively)
(1,111) (3,061)
Total ABB stockholders’ equity 13,206 12,777
Noncontrolling interests 548 410
Total stockholders’

equity
13,754 13,187
Total liabilities

and stockholders’

equity
40,099 39,148
Due to rounding, numbers

presented may not add

to the totals provided.
See Notes to the Consolidated

Financial Information

11 Q3 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated

Statements of Cash

Flows (unaudited)
Nine months ended Three months ended
($ in millions) Sep. 30, 2023 Sep. 30, 2022 Sep. 30, 2023 Sep. 30, 2022
Operating activities:
Net income 2,886 1,433 898 404
Loss from discontinued

operations, net of

tax
16 36 7 16
Adjustments to reconcile

net income (loss)

to

net cash provided

by operating activities:
Depreciation and

amortization
581 615 194 198
Changes in fair

values of investments
(28) (39) (4) (24)
Pension and

other employee benefits
(67) (107) (55) (24)
Deferred taxes (42) (183) (79) (35)
Loss from equity

-accounted companies
11 100 4 38
Net loss (gain) from

derivatives

and foreign exchange
(44) 44 10 (33)
Net gain from sale of

property,

plant and equipment
(39) (64) (6) (9)
Net loss (gain) from

sale of businesses
(97) 4 (71) –
Other 115 61 23 (2)
Changes in operating

assets and

liabilities:
Trade receivables,

net
(819) (657) (152) (36)
Contract assets and

liabilities
243 353 164 101
Inventories, net (438) (1,667) 12 (584)
Accounts payable,

trade
(37) 390 (35) 177
Accrued liabilities 140 52 342 307
Provisions, net 106 312 50 186
Income taxes payable

and receivable
(9) 19 77 71
Other assets and

liabilities, net
(74) (88) (18) 42
Net cash provided

by operating activities

– continuing

operations
2,404 614 1,361 793
Net cash used

in operating activities

– discontinued

operations
(11) (14) (10) (2)
Net cash provided

by operating activities
2,393 600 1,351 791
Investing activities:
Purchases

of investments
(1,103) (271) (343) (15)
Purchases

of property, plant

and equipment

and intangible assets
(506) (503) (175) (165)
Acquisition of businesses

(net of cash acquired)
and increases

in cost- and equity-accounted

companies
(160) (226) (25) (47)
Proceeds from

sales of investments
598 654 422 148
Proceeds from

maturity of investments
138 – – –
Proceeds from

sales of property,

plant and equipment
67 85 10 19
Proceeds from

sales of businesses

(net of transaction costs
and cash disposed)

and cost- and

equity-accounted

companies
552 (8) 509 5
Net cash from settlement

of foreign currency

derivatives
(76) (154) (58) (210)
Changes in loans

receivable, net
8 11 7 2
Other investing activities 9 (10) – 7
Net cash provided

by (used in)

investing activities

– continuing

operations
(473) (422) 347 (256)
Net cash provided

by (used in)

investing activities

– discontinued

operations
(22) (91) (1) –
Net cash provided

by (used in)

investing activities
(495) (513) 346 (256)
Financing activities:
Net changes

in debt with original

maturities of 90

days or less
(997) 1,475 (962) 284
Increase in debt 2,584 3,554 936 373
Repayment of

debt
(1,437) (2,025) (309) (542)
Delivery of shares 118 389 22 19
Purchase of

treasury stock
(909) (3,251) (433) (590)
Dividends paid (1,713) (1,698) – –
Dividends paid

to noncontrolling shareholders
(89) (83) (6) (7)
Proceeds from

issuance of subsidiary

shares
328 – – –
Other financing

activities
4 (58) 4 (5)
Net cash used

in financing activities

– continuing

operations
(2,111) (1,697) (748) (468)
Net cash provided

by financing

activities –

discontinued operations
– – – –
Net cash used

in financing activities
(2,111) (1,697) (748) (468)
Effects of

exchange rate changes

on cash and equivalents

and restricted cash
(74) (191) (32) (115)
Adjustment for the net

change in cash

and equivalents

and restricted cash
in Assets held for

sale
– – 28 –
Net change in cash

and equivalents

and restricted

cash
(287) (1,801) 945 (48)
Cash and equivalents

and restricted cash,

beginning of

period
4,174 4,489 2,942 2,736
Cash and equivalents

and restricted

cash, end of

period
3,887 2,688 3,887 2,688
Supplementary disclosure

of cash flow

information:
Interest paid 151 47 43 11
Income taxes paid 865 907 338 269
Due to rounding, numbers

presented may not add

to the totals provided.
See Notes to the Consolidated

Financial Information

12 Q3 2023 FINANCIAL INFORMATION
—
ABB Ltd Consolidated

Statements of Changes

in Stockholders’

Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January

1, 2022
178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Net income
(1)
1,343 1,343 93 1,436
Foreign currency

translation
adjustments, net of

tax of $1
(774) (774) (32) (806)
Effect of change

in fair value of
available-for-sale securities,
net of tax of $(6) (24) (24) (24)
Unrecognized income

(expense)
related to pensions

and other
postretirement plans,
net of tax of $57 172 172 172
Change in derivative

instruments
and hedges, net of tax of $3 – – –
Changes in noncontrolling

interests
(3) (3) (22) (25)
Dividends to
noncontrolling shareholders – (81) (81)
Dividends to shareholders (1,700) (1,700) (1,700)
Cancellation of

treasury shares
(8) (4) (2,864) 2,876 – –
Share-based payment

arrangements
33 33 33
Purchase of

treasury stock
(3,201) (3,201) (3,201)
Delivery of shares (46) (130) 565 389 389
Other 7 7 7
Balance at September

30, 2022
171 9 19,127 (4,715) (2,770) 11,822 336 12,158
Balance at January

1, 2023
171 141 20,082 (4,556) (3,061) 12,777 410 13,187
Net income
(1)
2,824 2,824 65 2,889
Foreign currency

translation
adjustments, net of

tax of $0
(177) (177) (8) (185)
Effect of change

in fair value of
available-for-sale securities,
net of tax of $1 6 6 6
Unrecognized income

(expense)
related to pensions

and other
postretirement plans,
net of tax of $8 19 19 19
Change in derivative

instruments
and hedges, net of tax of $0 3 3 3
Issuance of subsidiary

shares
170 170 168 338
Other changes

in
noncontrolling interests (7) (7) 5 (2)
Dividends to
noncontrolling shareholders – (93) (93)
Dividends to shareholders (1,706) (1,706) (1,706)
Cancellation of

treasury shares
(7) (201) (2,359) 2,567 – –
Share-based payment

arrangements
82 82 1 83
Purchase of

treasury stock
(898) (898) (898)
Delivery of shares (163) 281 118 118
Other (4) (4) (4)
Balance at September

30, 2023
163 19 18,840 (4,705) (1,111) 13,206 548 13,754
(1)
Amounts attributable to noncontrolling

interests for the nine months

ended September

30, 2023 and 2022,

exclude net losses of $3 million

and $3 million, respectively, related to
redeemable noncontrolling

interests, which

are reported in the mezzanine

equity section on the Consolidated

Balance Sheets. See

Note 4 for details.
Due to rounding, numbers

presented may not add

to the totals provided.
See Notes to the Consolidated

Financial Information

13 Q3 2023 FINANCIAL INFORMATION
—
Notes to the Consolidated

Financial Information (unaudited)
─
Note 1
The Company and basis

of presentation
ABB Ltd and its subsidiaries

(collectively,

the Company)

together form a

technology

leader in electrification

and automation,

enabling a more

sustainable and
resource-efficient

future. The Company’s

solutions connect

engineering know

-how and software

to optimize how

things are manufactured,

moved, powered

and
operated.
The Company’s

Consolidated

Financial Information

is prepared in accordance

with United States

of America generally

accepted accounting

principles (U.S.
GAAP) for interim

financial reporting.

As such, the Consolidated

Financial Information

does not include

all the information

and notes

required under U.S.

GAAP for
annual consolidated

financial statements. Therefore,

such financial

information should

be read in conjunction

with the audited

consolidated

financial statements

in
the Company’s

Annual Report for

the year ended

December 31, 2022.
The preparation of

financial information

in conformity with

U.S. GAAP requires

management

to make assumptions

and estimates that

directly affect

the amounts
reported in the Consolidated

Financial Information.

These accounting

assumptions

and estimates include:
●
estimates to determine

valuation allowances

for deferred tax

assets and

amounts recorded

for unrecognized

tax benefits,
●
estimates related

to credit losses

expected to occur

over the remaining

life of financial

assets such

as trade and other rece

ivables, loans and

other
instruments,
●
estimates used

to record expected

costs for employee

severance

in connection with restructuring

programs,
●
estimates of loss

contingencies

associated with litigation

or threatened litigation

and other claims

and inquiries, environmental

damages, product
warranties, self-insurance

reserves, regulatory

and other proceedings,
●
assumptions

and projections, principally

related to future material,

labor and project-related

overhead costs,

used in determining

the percentage

-of-
completion on projects

where revenue

is recognized over

time,

as well as the amount

of variable consideration

the Company expects

to be entitled to,
●
assumptions

used in the calculation

of pension

and postretirement benefits

and the fair value

of pension

plan assets,
●
assumptions

used in determining

inventory obsolescence

and net realizable value,
●
growth rates, discount

rates and other

assumptions

used to determine

impairment of long

-lived assets and

in testing goodwill for

impairment,
●
estimates and assumptions

used in determining the fair

values of assets

and liabilities assumed

in business combinations,

and
●
estimates and ass

umptions used

in determining the initial

fair value of

retained noncontrolling

interests

and certain obligations

in connection with
divestments.
The actual results and

outcomes may

differ from the

Company’s

estimates and assumptions.
A portion of the Company’s

activities (primarily

long-term construction

activities) has an

operating cycle

that exceeds

one year. For classification

of current assets
and liabilities related

to such activities,

the Company elected

to use the duration

of the individual contracts

as its operating

cycle. Accordingly,

there are accounts
receivable, contract

assets, inventories

and provisions

related to these

contracts which

will not be realized

within one year

that have been

classified as

current.
Basis of presentation
In the opinion of management,

the unaudited Consolidated

Financial Information

contains all necessary

adjustments to present

fairly the financial

position, results
of operations

and cash flows

for the reported periods.

Management

considers

all such adjustments

to be of a normal

recurring nature. The

Consolidated

Financial
Information is presented

in United States

dollars ($) unless

otherwise stated.

Due to rounding,

numbers presented

in the Consolidated

Financial Information

may
not add to the totals

provided.
Certain amounts

reported in the Consolidated

Financial Information

for prior periods have

been reclassified

to conform to the

current year’s presentation.

These
changes

relate primarily to the reorganization

of the Company’s

operating segments

(see Note 17 for

details).

14 Q3 2023 FINANCIAL INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current

periods
Disclosure about supplier

finance program

obligations
In January 202

3, the Company adopted

an accounting

standard update

which requires entities to

disclose information

related to supplier finance

programs. Under
the update, the Company

is required to

disclose annually

(i) the key terms of

the program, (ii) the

amount of

the supplier finance

obligations outstanding

and where
those obligations

are presented in

the balance sheet

at the reporting date,

and (iii) a

rollforward of the supplier

finance obligation

program within

the reporting
period. The Company

adopted this update

retrospectively

for all in-scope

transactions, with

the exception of

the rollforward disclosures,

which will be adopted
prospectively

for annual periods

beginning January

1, 2024. Apart from the additional

disclosure requirements,

this update does

not have a significant

impact on
the Company’s

consolidated

financial statements.
The total outstanding

supplier finance

obligation included

in “Accounts payable,

trade” in the Consolidated

Balance Sheets

at September 30,

2023 and
December 31, 2022,

amounted to $448

million and $477

million,

respectively.

The Company’s

payment terms

related to suppliers’

finance programs

are not
impacted by the suppliers’

decisions to sell

amounts under

the arrangements

and are typically

consistent with

local market practices.
Facilitation of the effects

of reference

rate reform on

financial reporting
In January 202

3, the Company adopted

an accounting

standard update

which provides

temporary optional expedients

and exceptions

to the current guidance

on
contract modifications

and hedge

accounting to ease

the financial reporting

burdens related

to the expected

market transition

from the London

Interbank Offered
Rate (LIBOR) and other

interbank offered

rates to alternative

reference rates.

The Company

is applying this standard

update as

relevant contract and

hedge
accounting

relationship modifications

are made during

the course of

the transition period

ending December

31, 2024. This

update does

not have a significant
impact on the Company’s

consolidated

financial statements.
─
Note 3
Discontinued operations

and assets held for

sale
Divestment of the

Power Grids business
In 2020, the Company

completed the divestment

of its Power Grids

business to Hitachi

Ltd (Hitachi)

.

Upon closing

of the sale, the Company

entered into various
transition services agreements

(TSAs),

some of which

continue to have

services performed

.

Pursuant to these

TSAs, the

Company and

Hitachi Energy provide

to
each other, on

a transitional basis,

various services.

The services

provided by the

Company primarily

include finance,

information technology,

human resources
and certain other administrative

services. The

TSAs were

to be performed for

up to 3 years

with the possibility

to agree on extensions

on an exceptional

basis for
business-critical services

which are reasonably

necessary

to avoid a material adverse

impact on the business.

The TSA for

information technology

services was
extended until mid-2025.

In the nine and

three months ended

September 30,

2023, the Company

has recognized

within its continuing

operations, general

and
administrative expenses

incurred to perform

the TSAs, offset

by $114

million and $38 million

in TSA-related

income for such

services that is reported

in Other
income (expense),

net.

In the nine and

three months ended

September 30, 2022,

the Company has

recognized within

its continuing

operations, general

and
administrative expenses

incurred to perform

the TSAs, offset

by $115

million and $39 million

in TSA-related

income for such

services that is reported

in Other
income (expense),

net.
Discontinued op

erations
As a result of the sale

of the Power

Grids business,

substantially all

Power Grids-related

assets and

liabilities have been

sold. As this divestment

represented a
strategic shift that

would have

a major effect

on the Company’s

operations and

financial results, the

results of operations

for this business

are presented as
discontinued

operations and

the assets and

liabilities are presented

as held for sale

and in discontinued

operations.

Certain of the business

contracts in the

Power
Grids business

continue to be executed

by subsidiaries

of the Company

for the benefit/risk of Hitachi

Energy.

Assets and

liabilities relating to,

as well as the net
financial results

of,

these contracts

will continue to

be included in discontinued

operations until

they have been

completed or otherwise

transferred to Hitachi
Energy.

The remaining busin

ess activities of

the Power Grids

business being

executed by the Company

are not significant.
In addition, the Company

also has retained

obligations

(primarily for environmental

and taxes)

related to other

businesses disposed

or otherwise exited that
qualified as discontinued

operations at the time

of their disposal

.

Changes to these

retained obligations

are also included

in Loss from discontinued

operations, net
of tax.
At September 30,

2023, the balances

reported as held for

sale and

in discontinued

operations pertaining

to the activities

of the Power Grids

business

and other
obligations will remain

with the Company

until such time as

the obligations

are settled or

the activities are

fully wound down

.

These balanc

es amounted

to
$60 million of current

assets, $79 million

of current liabilities

and $19 million

of non-current

liabilities.

15 Q3 2023 FINANCIAL INFORMATION
─
Note 4
Acquisitions and equity

-accounted companies
Acquisition of controlling

interests
Acquisitions of

controlling interests

were as follows:
Nine months ended

September 30,
Three months ended September 30,
($ in millions, except

number of acquired

businesses)
2023 2022 2023 2022
Purchase price

for acquisitions

(net of cash acquired)
(1)
115 150 1 12
Aggregate excess

of purchase price

over
fair value of net

assets acquired
(2)
55 205 1 14
Number of acquired

businesses

3 3 1 2
(1)

Excluding changes in cost-

and equity-accounted companies.
(2)

Recorded as goodwill.
In the table above,

the “Purchase

price for acquisitions”

and “Aggregate excess

of purchase

price over fair value

of net assets

acquired” amounts

in the nine
months ended

September 30, 2022

,

relate primarily

to the acquisition

of InCharge Energy,

Inc. (In-Charge).
Acquisitions of

controlling interests

have been

accounted for under

the acquisition method

and have been

included in the

Company’s consolidated

financial
statements since

the date of acquisi

tion.

On January 26,

2022, the Company

increased its ownership

in In-Charge to a 60

percent controlling

interest through a

stock purchase

agreement. In-Charge is
headquartered

in Santa Monica, USA,

and is a provider

of turn-key commercial

electric vehicle

charging hardware

and software

solutions. The resulting

cash
outflows for the

Company amounted

to $134

million (net of cash

acquired of $4

million). The acquisition

expands

the market presence

of the E-mobility operating
segment, particularly

in the North American

market. In connection

with the acquisition,

the Company’s

pre-existing 13.2

percent ownership

of In-Charge was
revalued to fair value

and a gain of

$32 million was

recorded in “Other

income (expense)

,

net” in the nine

months ended

September 30, 2022.

The Company
entered into an agreement

with the remaining

noncontrolling shareholders

allowing either

party to put or call

the remaining 40

percent of the shares

until 2027. The
amount for which

either party can exercise

their option is dependent

on a formula based

on revenues

and thus, the amount

is subject to change.

As a result of

this
agreement, the noncontrolling

interest is classified

as Redeemable

noncontrolling interest

(i.e. mezzanine

equity) in the

Consolidated

Balance Sheets

and was
initially recognized at

fair value.
While the Company

uses its best

estimates and assumptions

as part of the purchase

price allocation

process to value

assets acquired

and liabilities assumed

at
the acquisition date,

the purchase

price allocation for acquisitions

is preliminary for up

to 12 months after

the acquisition

date and is subject

to refinement

as more
detailed analyses

are completed and

additional information

about the fair

values of the

assets and

liabilities becomes

available.

Business divestments
In the nine and three

months ended

September 30, 2023,

the Company received

proceeds (net of

transaction costs

and cash disposed)

of $552 million and
$509 million,

respectively,

relating to divestments

of consolidated

businesses and

recorded gains

of $97 million and

$71 million, respectively,

in “Other income
(expense), net” on

the sale of such

businesses. These

are primarily due the

divestment of the

Company’s

Power Conversion

Division to AcBel

Polytech Inc.,

which
prior to its sale was

part of the Company’s

Electrification operating

segment. Certain

amounts

included in the net gain

for the sale of

Power Conversion

Division
are estimated or otherwise

subject to change

in value and, as a

result, the Company

may record additional

adjustments

to the gain in future

periods which are

not
expected to have

a material impact on the

consolidated

financial statements.

Investments in equity

-accounted companies
In connection with the

divestment

of its Power Grids

business to Hitachi

in 2020 (see Note 3),

the Company

initially retained

a 19.9 percent interest

in the business
until December 2022,

when the retained

investment

was sold to Hitachi.

During the

Company’s

period of ownership

of the retained 19.9

percent interest,

based on
its continuing involvement

with the Power

Grids business,

including the membership

in its governing

board of directors,

the Company concluded

that it had
significant influence

over Hitachi Energy.

As a result, the

investment was

accounted

for using the equity

method through

to the date of its sale.
In the nine and three

months ended

September 30, 2023

and 2022, the

Company recorded

its share of

the earnings of

investees accounted

for under the equity
method of accounting

in Other income (expense),

net, as follows:
Nine months ended

September 30,
Three months ended September 30,
($ in millions)
2023 2022 2023 2022
Loss from equity

-accounted companies,

net of taxes
(11) (34) (4) (24)
Basis difference

amortization (net of

deferred income

tax benefit)
– (66) – (14)
Loss from equity

-accounted companies
(11) (100) (4) (38)

16 Q3 2023 FINANCIAL INFORMATION
─
Note 5
Cash and equivalents

,

marketable securities

and short-term investments
Cash and equivalents,

marketable securities

and short-term

investments consisted

of the following:
September 30, 2023
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions) Cost basis gains losses Fair value cash investments
Changes in fair

value

recorded in net income
Cash 1,425 1,425 1,425
Time deposits 2,709 2,709 2,462 247
Equity securities 620 24 644 644
4,754 24 – 4,778 3,887 891
Changes in fair

value recorded
in other comprehensive

income
Debt securities available

-for-sale:
U.S. government obligations 200 1 (13) 188 188
European government

obligations
12 12 12
212 1 (13) 200 – 200
Total 4,966 25 (13) 4,978 3,887 1,091
Of which:

Restricted cash, current 18
December 31, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair

value
recorded in net income
Cash 1,715 1,715 1,715
Time deposits 2,459 2,459 2,459
Equity securities 345 10 355 355
4,519 10 – 4,529 4,174 355
Changes in fair

value recorded
in other comprehensive

income
Debt securities available

-for-sale:
U.S. government obligations 269 1 (15) 255 255
Other government obligations 58 58 58
Corporate 64 (7) 57 57
391 1 (22) 370 – 370
Total 4,910 11 (22) 4,899 4,174 725
Of which:
Restricted cash, current 18

17 Q3 2023 FINANCIAL INFORMATION
─
Note 6
Derivative financial instruments
The Company

is exposed to certain currency,

commodity,

interest rate and equity

risks arising from

its global operating,

financing

and investing activities.

The
Company uses

derivative instruments

to reduce and

manage the economic

impact of these

exposures.
Currency risk

Due to the global nature

of the Company’s

operations, many

of its subsidiaries

are exposed

to currency risk

in their operating

activities from entering

into
transactions in currencies

other than their

functional currency.

To manage

such currency

risks, the Company’s

policies require

its subsidiaries

to hedge their
foreign currency

exposures from

binding sales

and purchase

contracts denominated

in foreign currencies.

For forecasted

foreign currency

denominated

sales of
standard products

and the related foreign

currency denominated

purchases,

the Company’s

policy is to hedge

up to a maximum

of 100 percent

of the forecasted
foreign currency

denominated

exposures, depending

on the length of the

forecasted

exposures. Forecasted

exposures greater than

12 months are not

hedged.
Forward foreign exchange

contracts are the main

instrument used

to protect the

Company against

the volatility of future

cash flows

(caused by changes

in
exchange rates) of

contracted and

forecasted

sales and purchases

denominated

in foreign currencies.

In addition, within

its treasury operations,

the Company
primarily uses foreign

exchange swaps

and forward foreign

exchange

contracts to manage the

currency and

timing mismatches

arising in its liquidity

management
activities.
Commodity risk
Various commodity

products are used

in the Company’s

manufacturing

activities. Consequently

it is exposed

to volatility in future

cash flows

arising from changes
in commodity prices.

To manage

the price risk of

commodities,

the Company’s

policies require

that its subsidiaries

hedge the commodity

price risk exposures

from
binding contracts,

as well as at least

50 percent (up

to a maximum of

100 percent) of

the forecasted

commodity exposure

over the next 12

months or longer

(up to
a maximum of 18

months). Primarily

swap contracts

are used to manage

the associated

price risks of

commodities.
Interest rate risk

The Company

has issued bonds

at fixed rates. Interest

rate swaps and

cross-currency interest

rate swaps

are used to manage

the interest rate and

foreign
currency risk associated

with certain debt and

generally such

swaps are designated

as fair value hedges.

In addition, from time

to time, the Company

uses
instruments such

as interest rate swaps,

interest rate futures,

bond futures

or forward rate agreements

to manage

interest rate risk arising

from the Company’s
balance sheet

structure but does not

designate such

instruments as hedges.
Equity risk
The Company

is exposed to fluctuations

in the fair value

of its warrant appreciation

rights (WARs)

issued under

its managemen

t

incentive plan. A WAR

gives its
holder the right to

receive cash

equal to the market

price of an

equivalent listed warrant

on the date of

exercise. To

eliminate such

risk, the Company

has
purchased

cash-settled call options,

indexed to the shares

of the Company,

which entitle

the Company to receive

amounts

equivalent to its obligations

under the
outstanding WARs.
Volume of derivative

activity
In general, while the Company’s

primary objective

in its use of

derivatives is to

minimize exposures

arising from its business,

certain derivatives are

designated
and qualify

for hedge accounting

treatment while others

either are not designated

or do not qualify

for hedge accounting.
Foreign exchange

and interest rate derivatives
The gross notional

amounts of outstanding

foreign exchange

and interest rate derivatives

(whether designated

as hedges or not)

were as follows:
Type of derivative Total notional amounts at
($ in millions)
September 30, 2023 December 31, 2022 September 30, 2022
Foreign exchange

contracts
13,090 13,509 15,501
Embedded

foreign exchange

derivatives
1,291 933 864
Cross-currency interest

rate swaps
849 855 781
Interest rate contracts 1,751 2,830 2,598
Derivative commodity

contracts
The Company

uses derivatives

to hedge its direct or indirect

exposure to the

movement in the prices

of commodities

which are

primarily copper,

silver, steel and
aluminum.

The following table

shows the notional

amounts of outstanding

derivatives (whether

designated as

hedges or not), on a net

basis, to reflect

the
Company’s

requirements for these

commodities:
Type of derivat

ive
Unit Total notional amounts at
September 30, 2023 December 31, 2022 September 30, 2022
Copper swaps metric tonnes 32,223 29,281 36,264
Silver swaps ounces 1,702,359 2,012,213 2,787,909
Steel swaps metric tonnes 11,476 – –
Aluminum swaps metric tonnes 5,800 6,825 6,925
Equity derivatives
At September 30,

2023, December

31, 2022, and September

30, 2022, the

Company held

3 million, 8 million

and 8 million

cash-settled call options

indexed to ABB
Ltd shares (conversion

ratio 5:1) with a

total fair value of

$9 million, $15 million

and $11

million, respectively.

Cash flow hedges

As noted above,

the Company mainly

uses forward

foreign exchange

contracts to manage

the foreign exchange

risk of its operations,

commodity swaps

to
manage its commodity

risks and cash

-settled call options

to hedge its WAR

liabilities. The

Company applies

cash flow hedge

accounting in only limited

cases. In
these cases,

the effective portion

of the changes

in their fair value is

recorded in “Accumulated

other comprehensive

loss” and subsequently

reclassified into
earnings in the same

line item and

in the same period

as the underlying

hedged transaction

affects

earnings. For the nine

and three months

ended September

30,
2023 and 2022,

there were no significant

amounts recorded

for cash flow

hedge accounting

activities.
Fair value hedges
To reduce

its interest rate exposure

arising primarily from

its debt issuance

activities, the Company

uses interest

rate swaps

and cross-currency

interest rate
swaps. Where such

instruments are designated

as fair value hedges,

the changes

in the fair value of these

instruments, as

well as the changes

in the fair value of
the risk component

of the underlying

debt being hedged,

are recorded

as offsetting gains

and losses

in “Interest and other

finance expense”.

18 Q3 2023 FINANCIAL INFORMATION
The effect of

derivative instruments, designated

and qualifying

as fair value hedges,

on the Consolidated

Income Statements

was as follows:
Nine months ended

September 30,
Three months ended September 30,
($ in millions)
2023 2022 2023 2022
Gains (losses)

recognized in Interest

and other finance

expense:

Interest rate contracts
Designated as

fair value hedges
30 (83) 12 (28)
Hedged item (31) 85 (13) 29
Cross-currency interest

rate swaps
Designated as

fair value hedges
(13) (125) (3) (31)
Hedged item 2 119 2 29
Derivatives not designated

in hedge relationships
Derivative instruments

that are not designated

as hedges

or do not qualify as

either cash

flow or fair value hedges

are economic

hedges used

for risk management
purposes. Gains

and losses

from changes in the

fair values of

such derivatives

are recognized in

the same line in the

income statement

as the economically
hedged transaction.
Furthermore, under

certain circumstances,

the Company is

required to split and

account separately

for foreign currency

derivatives that are

embedded

within
certain binding sales

or purchase contracts

denominated

in a currency

other than the functional

currency of the

subsidiary

and the counterparty.
The gains (losses)

recognized in the

Consolidated

Income Statements

on derivatives

not designated

in hedging relationships

were as follows:
Type of derivative

not
Gains (losses)

recognized in income
designated as

a hedge
Nine months ended

September 30,
Three months ended September 30,
($ in millions)
Location 2023 2022 2023 2022
Foreign exchange

contracts
Total revenues (13) (201) (18) (82)
Total cost

of sales
(20) 57 (8) 23
SG&A expenses
(1)
24 35 10 12
Non-order related research

(4)
and development 2 (3) 1
Interest and other

finance expense
(16) (139) 46 (85)
Embedded

foreign exchange
Total revenues 39 12 (6) 7
contracts
Total cost

of sales
– (12) 1 (10)
Commodity contracts
Total cost

of sales
(7) (72) 8 (21)
Other
Interest and other

finance expense
1 4 – 1
Total 4 (314) 30 (154)
(1)

SG&A expenses represent “Selling, general and administrative expenses”.
The fair values

of derivatives

included in the Consolidated

Balance Sheets

were as follows:
September 30, 2023
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated

as hedging

instruments:
Foreign exchange

contracts
– – 4 1
Interest rate contracts – – 32 –
Cross-currency interest

rate swaps
– – – 304
Cash-settled call options 9 – – –
Total 9 – 36 305
Derivatives not designated

as hedging instruments:
Foreign exchange

contracts
179 17 91 16
Commodity contracts 3 – 8 –
Interest rate contracts 1 – 4 –
Other equity contracts 9 – – –
Embedded

foreign exchange

derivatives
26 10 22 4
Total 218 27 125 20
Total fair

value
227 27 161 325

19 Q3 2023 FINANCIAL INFORMATION
December 31, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated

as hedging

instruments:
Foreign exchange

contracts
– – 4 4
Interest rate contracts – – 5 57
Cross-currency interest

rate swaps
– – – 288
Cash-settled call options 15 – – –
Total 15 – 9 349
Derivatives not designated

as hedging instruments:
Foreign exchange

contracts
140 21 80 5
Commodity contracts 13 – 12 –
Interest rate contracts 5 – 3 –
Embedded

foreign exchange

derivatives
11 6 17 13
Total 169 27 112 18
Total fair

value
184 27 121 367
Close-out netting agreements

provide for

the termination, valuation

and net settlement

of some or all

outstanding transactions

between two counterparties

on the
occurrence of

one or more pre-defined

trigger events.
Although the Company

is party to close-out netting

agreements with

most derivative

counterparties,

the fair values in the

tables above

and in the Consolidated
Balance Sheets at September 30, 2023, and December 31, 2022, have been presented on a gross basis.
The Company’s

netting agreements

and other similar

arrangements allow

net settlements

under certain conditions.

At September

30, 2023, and December

31,
2022, information

related to these offsett

ing arrangements

was as follows:
($ in millions)
September 30, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement

or
of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 218 (70) – – 148
Total 218 (70) – – 148
($ in millions) September 30, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement

or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 460 (70) – – 390
Total 460 (70) – – 390
($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement

or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 194 (96) – – 98
Total 194 (96) – – 98

($ in millions) December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement

or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 458 (96) – – 362
Total 458 (96) – – 362

20 Q3 2023 FINANCIAL INFORMATION
─
Note 7
Fair values
The Company

uses fair value measurement

principles to record

certain financial

assets and

liabilities on a recurring

basis and,

when necessary,

to record certain
non-financial assets

at fair value on a non

-recurring basis, as

well as to determine

fair value disclosures

for certain financial

instruments carried

at amortized cost
in the financial statements.

Financial assets

and liabilities

recorded at fair value

on a recurring basis

include foreign

currency,

commodity and

interest rate
derivatives, as well

as cash-settled call options

and available-for-sale

securities.

Non-financial

assets recorded

at fair value on

a non-recurring basis

include
long-lived assets that

are reduced

to their estimated

fair value due to

impairments.
Fair value is the price

that would be received

when selling an asset

or paid to transfer

a liability in an orderly

transaction

between market participants

at the
measurement date.

In determining

fair value, the Company

uses various

valuation techniques

including the market approach

(using observable

market data for
identical or similar assets

and liabilities),

the income approach

(discounted cash

flow models) and

the cost approach

(using costs

a market participant

would incur
to develop a comparable

asset). Inputs used

to determine

the fair value of

assets and

liabilities are defined

by a three-level

hierarchy, depending

on the nature of
those inputs. The

Company has

categorized its finan

cial assets and

liabilities and non

-financial assets

measured at fair value

within this hierarchy

based on
whether the inputs

to the valuation

technique are observable

or unobservable.

An observable

input is based on

market data obtained

from independent

sources,
while an unobservable

input reflects the Company’s

assumptions

about market data.
The levels of

the fair value hierarchy

are as follows:
Level 1:

Valuation

inputs consist of

quoted prices in an

active market for

identical assets

or liabilities (observable

quoted prices). Assets

and liabilities

valued
using Level 1 inputs

include exchange
‑
traded equity securities,

listed derivatives

which are actively

traded such

as commodity futures,

interest rate
futures and certain

actively

traded debt securities

.
Level 2:

Valuation

inputs consist of

observable inputs

(other than Level

1 inputs) such

as actively quoted

prices for similar assets,

quoted prices in inactive
markets and inputs

other than quoted

prices such as

interest rate yield

curves, credit spreads,

or inputs derived

from other observable

data by
interpolation, correlation,

regression or other

means. The adjustments

applied to quoted

prices or the inputs

used in valuati

on models may

be both
observable and

unobservable. In these

cases, the fair value

measurement is classified

as Level 2 unless

the unobservable

portion of the adjustment

or
the unobservable

input to the valuation

model is significant,

in which case the

fair value measurement

would be classified

as Level 3. Assets

and
liabilities valued or disclosed

using Level 2 inputs

include investments

in certain funds,

certain debt securities

that are not actively

traded, interest

rate
swaps, cross-currency

interest rate swaps,

commodity swaps,

cash-settled call

options, forward

foreign exchange

contracts, foreign exchange

swaps and
forward rate agreements,

time deposits, as

well as financing

receivables and

debt.
Level 3:

Valuation

inputs are based

on the Company’s

assumptions

of relevant market

data (unobservable

input).

Whenever quoted

prices involve bid-ask

spreads, the

Company ordinarily

determines fair

values based

on mid-market

quotes. However,

for the purpose

of
determining the fair

value of cash

-settled call options serving

as hedges

of the Company’s

management

incentive plan, bid prices

are used.
When determining fair

values based

on quoted prices

in an active market,

the Company considers

if the level of transaction

activity for the financial

instrument has
significantly decreased

or would not be considered

orderly. In such

cases, the resulting

changes

in valuation techniques

would

be disclosed.

If the market is
considered disorderly

or if quoted prices are

not available, the

Company is

required to use another

valuation technique,

such as

an income approach.
Recurring fair

value measures
The fair values

of financial assets

and liabilities measured

at fair value on a

recurring basis

were as follows:
September 30, 2023
($ in millions)
Level 1 Level 2 Level 3
Total fair

value
Assets
Securities in “Marketable

securities and

short-term investments”:
Equity securities – 644 – 644
Debt securities—U.S. government

obligations
188 – – 188
Debt securities—European

government obligations
12 – – 12
Derivative assets

—current in “Other current

assets”
– 227 – 227
Derivative assets

—non-current in “Other

non-current assets”
– 27 – 27
Total 200 898 – 1,098
Liabilities
Derivative liabilities

—current in “Other

current liabilities”
– 161 – 161
Derivative liabilities

—non-current in

“Other non-current

liabilities”
– 325 – 325
Total – 486 – 486

21 Q3 2023 FINANCIAL INFORMATION
December 31, 2022
($ in millions)
Level 1 Level 2 Level 3
Total fair

value
Assets
Securities in “Marketable

securities and

short-term investments”:
Equity securities – 355 – 355
Debt securities—U.S. government

obligations
255 – – 255
Debt securities—European

government obligations
– 58 – 58
Debt securities—Corporate – 57 – 57
Derivative assets

—current in “Other current

assets”
– 184 – 184
Derivative assets

—non-current in “Other

non-current assets”
– 27 – 27
Total 255 681 – 936
Liabilities
Derivative liabilities

—current in “Other

current liabilities”
– 121 – 121
Derivative liabilities

—non-current in

“Other non-current

liabilities”
– 367 – 367
Total – 488 – 488
The Company

uses the following

methods and

assumptions in estimating

fair values

of financial

assets and

liabilities measured

at fair value on a recurring

basis:
●

Securities in “Marketable

securities and

short-term investments”:
If quoted market

prices in active

markets for identical

assets are available,

these are
considered Level

1 inputs; however,

when markets are not

active, these

inputs are considered

Level 2. If

such quoted

market prices are

not available,
fair value is determined

using market prices

for similar assets

or present value

techniques, applying

an appropriate

risk-free interest

rate adjusted for
non-performance

risk. The inputs used

in present value techniques

are observable

and fall into the

Level 2 category.

●

Derivatives
: The fair values of

derivative instruments

are determined

using quoted

prices of identical

instruments from

an active market,

if available
(Level 1 inputs). If quoted

prices are not available,

price quotes for similar

instruments, appropriately

adjusted, or present

value techniques,

based on
available market data,

or option pricing

models are used.

Cash-settled call

options hedging

the Company’s

WAR liability

are valued based

on bid prices
of the equivalent

listed warrant. The fair

values obtained

using price quotes

for similar instruments

or valuation techniques

represent a Level

2 input
unless significant

unobservable inputs

are used.

Non-recurring fair

value measures

There were no significant

non-recurring fair value

measurements

during the nine

and three months

ended September

30, 2023 and

2022.
Disclosure about

financial instruments

carried on a

cost basis
The fair values

of financial instruments

carried on a cost

basis were

as follows:
September 30, 2023
($ in millions)
Carrying value Level 1 Level 2 Level 3
Total fair

value
Assets
Cash and equivalents

(excluding securities with

original

maturities up to 3

months):
Cash 1,407 1,407 – – 1,407
Time deposits 2,462 – 2,462 – 2,462
Restricted cash 18 18 – – 18
Marketable securities

and short-term investments
(excluding securities):
Time deposits 247 – 247 – 247
Liabilities
Short-term debt and

current maturities

of long-term debt
(excluding finance

lease obligations)
2,923 2,380 543 – 2,923
Long-term debt

(excluding finance

lease obligations)
4,768 4,618 13 – 4,631
December 31, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3
Total fair

value
Assets
Cash and equivalents

(excluding securities with

original

maturities up to 3

months):
Cash 1,697 1,697 – – 1,697
Time deposits 2,459 – 2,459 – 2,459
Restricted cash 18 18 – – 18
Liabilities
Short-term debt and

current maturities

of long-term debt
(excluding finance

lease obligations)
2,500 1,068 1,432 – 2,500
Long-term debt

(excluding finance

lease obligations)
4,976 4,813 30 – 4,843

22 Q3 2023 FINANCIAL INFORMATION
The Company

uses the following

methods and

assumptions in estimating

fair values

of financial

instruments carried on

a cost basis:
●

Cash and equivalents

(excluding securities with

original maturities

up to 3 months),

Restricted cash, and

Marketable securities

and short-term
investments (excluding

securities):
The carrying amounts

approximate

the fair values as

the items are short

-term in nature

or, for cash

held in banks,
are equal to the deposit

amount.
●

Short-term debt and

current maturities

of long-term debt

(excluding finance

lease obligations):
Short-term debt

includes commercial

paper,

bank
borrowings and

overdrafts. The

carrying amounts

of short-term

debt and current

maturities of long

-term debt, excluding

finance lease

obligations,
approximate their

fair values.
●

Long-term debt

(excluding finance

lease obligations):
Fair values of bonds

are determined using

quoted market

prices (Level

1 inputs), if available.

For
bonds without available

quoted market prices

and other long-term

debt, the fair values

are determined

using a discounted

cash flow methodology
based upon

borrowing rates of similar

debt instruments

and reflecting appropriate

adjustments for

non-performance

risk (Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table

provides information

about Contract

assets and

Contract liabilities:
($ in millions)
September 30, 2023 December 31, 2022 September 30, 2022
Contract assets 1,073 954 955
Contract liabilities 2,610 2,216 2,115
Contract assets primarily

relate to the Company’s

right to receive consideration

for work completed

but for which no

invoice has been

issued at the reporting date.
Contract assets are

transferred

to receivables when

rights to receive

payment become

unconditional. Management

expects that the majority

of the amounts

will be
collected within one

year of the

respective balance

sheet date.
Contract liabilities

primarily relate

to up-front advances

received on orders

from customers

as well as amounts

invoiced to customers

in excess

of revenues
recognized predominantly

on long-term projects.

Contract

liabilities are reduced

as work is performed

and as revenues

are recognized.
The significant

changes in the Contract

assets and

Contract liabilities

balances were

as follows:
Nine months ended

September 30,
2023 2022
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized,

which was included

in the Contract liabilities

balance at Jan

1, 2023/2022
(1,230) (923)
Additions to Contract

liabilities - excluding

amounts recognized

as revenue during

the period
1,602 1,320
Receivables

recognized that were

included in the Contract

assets balance

at Jan 1, 2023/2022
(553) (501)
The Company

considers its order backlog

to represent its unsatisfied

performance

obligations. At

September 30, 2023,

the Company had

unsatisfied

performance
obligations totaling $21,445

million and, of

this amount, the Company

expects to fulfill

approximately

30% percent of

the obligations

in 2023, approximately

49%
percent of the obligations

in 2024

and the balance

thereafter.

23 Q3 2023 FINANCIAL INFORMATION
─
Note 9
Debt
The Company’s

total debt at September

30, 2023, and

December 31, 2022,

amounted to $7,850

million and

$7,678 million,

respectively.
Short-term debt and

current maturities

of long-term debt

The Company’s

“Short-term debt and cu

rrent maturities

of long-term debt”

consisted of

the following:
($ in millions)
September 30, 2023 December 31, 2022
Short-term debt 568 1,448
Current maturities of

long-term debt
2,383 1,087
Total 2,951 2,535
Short-term debt primarily

represented issued

commercial paper and

short-term bank borrowings

from various banks.

At September 30,

2023,

and December

31,
2022, $486 million and

$1,383 million,

respectively,

was outstanding

under the $2

billion Euro-commercial

paper program.

No amount was outstanding

under the
$2 billion commercial

paper program

in the United States

at September

30, 2023, or at

December 31, 2022

.
In September 2023,

the Company repaid

at maturity its

CHF 275 million 0%

Bonds, equivalent

to $302 million

on date of

repayment.

In May 2023, the

Company
repaid at maturity

its EUR 700 million

0.625% Instruments,

equivalent to

$772 million on

date of repayment.
Long-term debt
The Company’s

long-term debt at September

30, 2023, and

December 31, 2022,

amounted

to $4,899 million and

$5,143 million,

respectively.

Outstanding bonds

(including maturities within

the next 12 months)

were as follows:

September 30, 2023 December 31, 2022
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
0.625% EUR Instruments,

due 2023
EUR 700 $ 742
0% CHF Bonds, due 2023 CHF 275 $ 298
0.625% EUR Instruments,

due 2024
EUR 700 $ 729 EUR 700 $ 720
Floating Rate EUR

Instruments, due

2024
EUR 500 $ 531 EUR 500 $ 536
0.75% EUR Instruments,

due 2024
EUR 750 $ 777 EUR 750 $ 769
0.3% CHF Bonds, due

2024
CHF 280 $ 307 CHF 280 $ 303
2.1% CHF Bonds, due

2025
CHF 150 $ 164 CHF 150 $ 162
1.965% CHF Bonds, due 2026 CHF 325 $ 356
3.25% EUR Instruments,

due 2027
EUR 500 $ 527
0.75% CHF Bonds,

due 2027
CHF 425 $ 466 CHF 425 $ 460
3.8% USD Notes, due 2028
(2)
USD 383 $ 382 USD 383 $ 381
1.9775% CHF Bonds, due 2028 CHF 150 $ 165
1.0% CHF Bonds, due

2029
CHF 170 $ 186 CHF 170 $ 184
0% EUR Instruments,

due 2030
EUR 800 $ 670 EUR 800 $ 677
2.375% CHF Bonds, due 2030 CHF 150 $ 164 CHF 150 $ 162
3.375% EUR Instruments,

due 2031
EUR 750 $ 783
2.1125% CHF Bonds, due 2033 CHF 275 $ 301
4.375% USD Notes, due

2042
(2)
USD 609 $ 590 USD 609 $ 590
Total $ 7,098 $ 5,984
(1)

USD carrying values include

unamortized debt

issuance costs, bond

discounts or premiums,

as well as adjustments

for fair value hedge accounting,

where appropriate.
(2)

Prior to completing a cash

tender offer in November

2020,

the original principal

amount outstanding,

on each of the 3.8%

USD Notes,

due 2028,

and the 4.375% USD

Notes,

due
2042, was USD 750

million.
In January 2023,

the Company issued

the following EUR Instruments:

(i) EUR 500 million

of 3.25 percent

Instruments,

due 2027, and

(ii) EUR 750 million

of
3.375 percent Instruments

,

due 2031, both

paying interest

annually in arrears.

The aggregate

net proceeds

of these EUR Instruments,

after discount and

fees,
amounted to EUR

1,235 million

(equivalent to approximately

$1,338 million on

date of issuance).
In September 2023,

the Company issued

the following CHF

Bonds: (i) CHF

325 million of

1.965 percent Bond

s, due 2026, (ii) CHF

150 million of

1.9775 percent
Bonds, due 2028

,

and (iii) CHF 275 million

of 2.1125

percent Bonds, due

2033,

all paying interest

annually in arrears.

The aggregate

net proceeds

of these CHF
Bonds, after fees,

amounted to CHF

748 million (equivalent

to approximately

$825 million on

date of issuance).

24 Q3 2023 FINANCIAL INFORMATION
─
Note 10
Commitments and

contingencies
Contingencies—Regulatory,

Compliance

and Legal
Regulatory
Based on findings

during an internal investigation,

the Company self

-reported to the SEC and

the DoJ, in the United

States, to the Special

Investigating Unit

(SIU)
and the National Prosecuting

Authority (NPA)

in South Africa as

well as to various

authorities in other

countries potential

suspect payments

and other compliance
concerns in connection

with some of the Company’s

dealings with Eskom and

related persons. Many

of those parties

have expressed

an interest in, or
commenced

an investigation into, these

matters and the Company

is cooperating fully

with them. The

Company paid

$104

million to Eskom in December

2020 as
part of a full and final

settlement with

Eskom and the

Special Investigating

Unit relating to

improper payments

and other compliance

issues associated

with the
Controls and Instrumentation

Contract, and its

Variation

Orders for Units

1 and 2 at Kusile.

The Company

made a provision

of approximately

$325 million which
was recorded in Other

income (expense),

net, during

the third quarter of

2022. In December

2022, the Company

settled with the

SEC and DOJ as

well as the
authorities in South

Africa and Switzerland.

The matter

is still pending with

the authorities

in Germany,

but the Company

does

not believe that it will need

to record
any additional provisions

for this matter.
General
The Company

is aware of proceedings,

or the threat of proceedings,

against it and others

in respect of

private claims by

customers and

other third parties

with
regard to certain actual

or alleged anticompetitive

practices. Also,

the Company is subject

to other claims

and legal proceedings,

as well as investigations

carried
out by various law enforcement

authorities. With

respect to the above

-mentioned claims,

regulatory matters,

and any

related proceedings,

the Company will

bear
the related costs,

including costs

necessary

to resolve them.
Liabilities recognized
At September 30,

2023, and December

31, 2022, the

Company had

aggregate liabilities

of $94 million

and $86 million,

respectively,

included in “Other provisions”
and “Other non
‑
current liabilities”,

for the above

regulatory,

compliance and

legal contingencies,

and none of

the individual liabilities

recognized was significant.

As
it is not possible to

make an informed

judgment on, or reasonably

predict, the outcome

of certain matters

and as it

is not possible,

based on information

currently
available to manage

ment, to estimate

the maximum potential

liability on other matters,

there could be adverse

outcomes beyond

the amounts accrue

d.
Guarantees

General
The following table

provides quantitative

data regarding

the Company’s

third-party guarantees

.

The maximum

potential payments

represent a “worst

-case
scenario”, and do

not reflect management’s

expected outcomes.
Maximum potential

payments
($ in millions)
September 30, 2023 December 31, 2022
Performance

guarantees
3,358 4,300
Financial guarantees 92 96
Total
(1)
3,450 4,396
(1)

Maximum potential payments

include amounts in both

continuing and discontinued

operations.
The carrying amount

of liabilities

recorded in the Consolidated

Balance Sheets

reflects the Company’s

best estimate of

future payments,

which it may incur

as part
of fulfilling its guarantee

obligations. In

respect of the above

guarantees, the carrying

amounts of liabilities

at September

30, 2023, and December

31, 2022, were
not significant

.
The Company

is party to various

guarantees providing

financial or performance

assurances

to certain third parties. These

guarantees,

which have various
maturities up to 2032,

mainly consist of

performance

guarantees whereby

(i) the Company

guarantees the

performance

of a third party’s product

or service
according to the terms

of a contract and

(ii) as member

of a consortium/joint

-venture that includes

third parties,

the Company

guarantees not

only its own
performance

but also the work of

third parties. Such

guarantees may

include guarantees

that a project will be

completed

within a specified

time. If the third party
does not fulfill the

obligation, the Company

will compensate

the guaranteed

party in cash

or in kind. The

original maturity

dates for the majority

of these
performance

guarantees range

from one to ten years

.
In conjunction with

the divestment of

the high-voltage

cable and cables

accessories businesses,

the Company has

entered into various

performance

guarantees
with other parties

with respect to certain

liabilities of

the divested business.

At September 30,

2023, and December

31, 2022, the

maximum potential

payable under
these guarantees

amounts to $830

million and $843 million,

respectively,

and these guarantees

have various

original maturities

ranging from five

to ten years.
The Company

retained obligations

for financial, performance

and indemnification

guarantees related

to the sale of

the Power Grids business

(see Note 3 for
details). The performance

and financial

guarantees have

been indemnified

by Hitachi Ltd. These

guarantees, which

have various

maturities up to 2032, primarily
consist of bank

guarantees, standby

letters of credit,

business performance

guarantees and

other trade-related guarantees,

the majority of which

have original
maturity dates ranging

from one to

ten years. The maximum

amount payable

under these guarantees

at September 30,

2023, and December

31, 2022, is
approximately $2.2

billion and $3.0

billion, respectively

.

Commercial commitments
In addition, in the normal

course of bidding

for and executing

certain projects, the

Company has

entered into

standby letters of

credit, bid/performance

bonds and
surety bonds

(collectively “performance

bonds”) with various

financial institutions.

Customers

can draw on such

performance

bonds in the

event that the Company
does not fulfill its contractual

obligations. The

Company would

then have an

obligation to

reimburse the financial

institution for

amounts paid under

the performance
bonds. At September

30, 2023, and

December 31, 2022,

respectively,

the total outstandin

g

performance

bonds aggregated

to $3.0 billion and

$2.9 billion.

There
have been

no significant amounts

reimbursed to financial

institutions

under these types

of arrangements

in the nine and

three months ended

September 30, 2023
and 2022.

25 Q3 2023 FINANCIAL INFORMATION
Product and order

-related contingencies
The Company

calculates its provision

for product warranties

based on historical

claims experience

and specific

review of certain contracts.

The reconciliation

of the
“Provisions for warranties

”, including guarantees

of product performance,

was as follows:
($ in millions)
2023 2022
Balance at January

1,
1,028 1,005
Claims paid in cash

or in kind
(132) (122)
Net increase in provision

for changes

in estimates, warranties

issued and

warranties expired
228 173
Exchange rate differences (16) (94)
Balance at September

30,
1,108 962
─
Note 11
Income taxes
In calculating income

tax expense,

the Company uses

an estimate of the annual

effective

tax rate based upon

the facts and circumstances

known at each interim
period. On a quarterly

basis, the actual

effective

tax rate is adjusted,

as appropriate,

based upon

changed

facts and circumstances,

if any, as

compared to those
forecasted

at the beginning of

the year and each

interim period thereafter.
The effective

tax rate of 21.5 percent

in the

nine months ended

September

30, 2023, was

lower than the effective

tax rate of 33.1

percent in the nine

months
ended September

30, 2022, primarily due

to a net benefit

realized on a favorable

resolution of an

uncertain tax position

in the nine months

ended September

30,
2023, as well as the

impact of non-deductible

regulatory penalties

in connection with

the Kusile project

in the nine months

ended September

30, 2022.

In February 2023,

on completion of

a tax audit, the

Company obtained

resolution of the uncertain

tax position for which

an amount was

recorded within

Other non-
current liabilities as

of December

31, 2022. In the nine

months ended

September 30,

2023, the Company

released the

provision of $206

million, due to the
resolution of this matter

,

which resulted

in an increase of

$0.11 in earnings

per share (basic

and diluted) for

the nine months

ended September

30, 2023.
─
Note 12
Employee benefits
The Company

operates defined

benefit pension

plans, defined

contribution pension

plans, and termination

indemnity plans,

in accordance

with local regulations
and practices. At September

30, 2023, the Company’s

most significant

defined benefit

pension plans

are in Switzerland

as well as in Germany,

the United
Kingdom, and the

United States. These

plans cover a large

portion of the

Company’s

employees

and provide benefits

to employees in the

event of death,
disability,

retirement, or termination

of employment.

Certain of these

plans are multi-employer

plans. The Company

also operates

other postretirement

benefit
plans including

postretirement health

care benefits

and other employee

-related benefits

for active employees

including long-service

award plans. The
measurement date

used for the Company’s

employee benefit

plans is December

31. The funding

policies of the Company’s

plans are consistent

with the local
government and

tax requirements.
Net periodic benefit

cost of the Company’s

defined benefit

pension and

other postretirement benefit

plans consisted

of the following:
($ in millions)
Defined pension

benefits
Other postretirement
Switzerland International benefits
Nine months ended

September 30,
2023 2022 2023 2022 2023 2022
Operational pension

cost:
Service cost 29 40 21 26 – –
Operational pension

cost
29 40 21 26 – –
Non-operational pension

cost (credit):
Interest cost 35 2 122 61 1 1
Expected return on

plan assets
(94) (87) (116) (113) – –
Amortization of prior service

cost (credit)
(6) (5) (2) (2) (1) (1)
Amortization of net actuarial

loss
– – 39 44 (3) (2)
Curtailments, settlements

and special termination

benefits
– – 18 – (16) –
Non-operational pension

cost (credit)
(65) (90)
61

(10) (19) (2)
Net periodic benefit

cost (credit)
(36) (50) 82 16 (19) (2)
($ in millions)
Defined pension

benefits
Other postretirement
Switzerland International benefits
Three months ended September 30, 2023 2022 2023 2022 2023 2022
Operational pension

cost:
Service cost 10 13 7 9 – –
Operational pension

cost
10 13 7 9 – –
Non-operational pension

cost (credit):
Interest cost 11 1 40 18 – –
Expected return on

plan assets
(31) (29) (42) (36) – –
Amortization of prior service

cost (credit)
(2) (1) (1) (1) – –
Amortization of net actuarial

loss
– – 16 14 (1) –
Curtailments, settlements

and special termination

benefits
– – 18 – (16) –
Non-operational pension

cost (credit)
(22) (29)
31

(5) (17) –
Net periodic benefit

cost (credit)
(12) (16) 38 4 (17) –

26 Q3 2023 FINANCIAL INFORMATION
The components

of net periodic benefit

cost other than

the service cost component

are included in

the line “Non-operational

pension cost

(credit)” in the income
statement.
Employer contributions

were as follows:
($ in millions)
Defined pension

benefits
Other postretirement
Switzerland International benefits
Nine months ended

September 30,
2023 2022 2023 2022 2023 2022
Total con

tributions to defined

benefit pension

and
other postretirement benefit

plans
8 33 85 24 29 5
Of which, discretionary

contributions

to defined benefit

pension plans
– – 56 – 25 –
($ in millions)
Defined pension

benefits
Other postretirement
Switzerland International benefits
Three months ended September 30, 2023 2022 2023 2022 2023 2022
Total con

tributions to defined

benefit pension

and

other postretirement benefit

plans
3 2 64 5 25 1
Of which, discretionary

contributions

to defined benefit
pension plans – – 56 – 25 –
The Company

expects to make contributions

totaling approximately

$91 million and

$31 million

to its defined

pension plans and

other postretirement

benefit plans,
respectively,

for the full year 2023.
─
Note 13
Stockholder's equity
At the Annual General

Meeting of Shareholders

(AGM) on March

23, 2023, shareholders

approved the

proposal of the

Board of Directors to

distribute 0.84 Swiss
francs per share

to shareholders. The

declared dividend

amounted to $1,706

million,

with the Company

disbursing a portion

in March and

the remaining amounts
in April.
In March 2023, the

Company completed

the share buyback

program that was

launched in April

2022. This program

was executed

on a second trading

line on the
SIX Swiss Exchange.

Through this program,

the Company purchased

a total of 67 million

shares for approximately

$2.0 billion, of

which 8 million shares

were
purchased

in the first quarter of

2023

(resulting in an increase

in Treasury

stock of $253

million).
Also in March 2023,

the Company announced

a new share buyback

program of up to $1

billion. This program,

which was

launched in April 202

3, is being executed
on a second

trading line on the SIX Swiss

Exchange

and is planned

to run until the Company’s

2024 AGM. Through

this program,

the Company purchased,

from
the program’s

launch in April 2023

to September 30,

2023, 11

million shares,

resulting in an increase

in Treasury

stock of $411

million.
In the second quarter

of 2023, the Company

cancelled 83

million shares which

had

been purchased

under its share buyback

program. This resulted

in a decrease
in Treasury stock of

$2,567

million and a corresponding

total decrease in Capital

stock, Additional

paid-in capital and

Retained earnings

.
In addition to the share

buyback programs,

the Company purchased

6 million of its own shares

on the open

market in the

nine months

ended September

30, 2023,
mainly for use in connection

with its employee

share plans,

resulting in an increase

in Treasury stock

of $234

million.
In the nine months ended

September 30,

2023, the Company

delivered, out of

treasury stock, approximately

6 million shares

in connection with its

Management
Incentive Plan.
In February 2023,

the Company obtained

funding through

a private placement

of shares in its ABB

E-Mobility subsidiary,

ABB E-mobility

Holding Ltd
(ABB E-Mobility),

receiving gross

proceeds of

325 million Swiss francs

(approximately $351

million) and

reducing the Company’s

ownership in ABB

E-Mobility from
92 percent to 81 percent.

This

resulted in an increase

in Additional paid

-in capital of $17

0

million.

27 Q3 2023 FINANCIAL INFORMATION
─
Note 14
Earnings per share
Basic earnings

per share is calculated

by dividing income

by the weighted

-average number

of shares outstanding

during the period.

Diluted earnings

per share is
calculated by

dividing income by

the weighted-average

number of shares

outstanding during

the period, assuming

that all potentially

dilutive securities

were
exercised, if dilutive. Potentially

dilutive securities

comprise outstanding

written call options,

and outstanding

options and shares

granted subject

to certain
conditions under

the Company’s

share-based payment

arrangements.
Basic earnings per share
Nine months ended

September 30,
Three months ended September 30,
($ in millions, except per share data in $)
2023 2022 2023 2022
Amounts attributable

to ABB shareholders:
Income from continuing

operations, net of

tax
2,840 1,379 889 376
Loss from discontinued

operations, net of

tax
(16) (36) (7) (16)
Net income 2,824 1,343 882 360
Weighted-average

number of shares

outstanding

(in millions)
1,859 1,909 1,854 1,882
Basic earnings

per share attributable

to ABB shareholders:
Income from continuing

operations, net of

tax
1.53 0.72 0.48 0.20
Loss from discontinued

operations, net of

tax
(0.01) (0.02) 0.00 (0.01)
Net income 1.52 0.70 0.48 0.19
Diluted earnings

per share
Nine months ended

September 30,
Three months ended September 30,
($ in millions, except per share data in $)
2023 2022 2023 2022
Amounts attributable

to ABB shareholders:
Income from continuing

operations, net of

tax
2,840 1,379 889 376
Loss from discontinued

operations, net of

tax
(16) (36) (7) (16)
Net income 2,824 1,343 882 360
Weighted-average

number of shares

outstanding (in millions)
1,859 1,909 1,854 1,882
Effect of dilutive

securities:
Call options and shares 12 11 11 7
Adjusted weighted-average

number of

shares outstanding

(in millions)
1,871 1,920 1,865 1,889
Diluted earnings per share

attributable to

ABB shareholders:
Income from continuing

operations, net of

tax
1.52 0.72 0.48 0.20
Loss from discontinued

operations, net of

tax
(0.01) (0.02) 0.00 (0.01)
Net income 1.51 0.70 0.47 0.19

28 Q3 2023 FINANCIAL INFORMATION
─
Note 15
Reclassifications out of

accumulated other comprehensive

loss
The following table

shows changes

in “Accumulated other

comprehensive

loss” (OCI) attributable

to ABB, by component,

net of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions) adjustments securities plan adjustments and hedges Total OCI
Balance at January

1, 2022
(2,993) 2 (1,089) (8) (4,088)
Other comprehensive

(loss) income:
Other comprehensive

(loss) income
before reclassifications (811) (25) 148 (15) (703)
Amounts reclassified

from OCI
5 1 24 15 45
Total other

comprehensive

(loss) income
(806) (24) 172 – (658)
Less:
Amounts attributable

to
noncontrolling interests

and
redeemable noncontrolling

interests
(32) – – – (32)
Balance at September

30, 2022
(1)
(3,767) (22) (917) (8) (4,715)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January

1, 2023
(3,691) (19) (838) (8) (4,556)
Other comprehensive

(loss) income:
Other comprehensive

(loss) income
before reclassifications (194) – (9) (5) (208)
Amounts reclassified

from OCI
9 6 28 8 51
Total other

comprehensive

(loss) income
(185) 6 19 3 (157)
Less:
Amounts attributable

to
noncontrolling interests

and
redeemable noncontrolling

interests
(8) – – – (8)
Balance at September

30, 2023
(3,868) (13) (819) (5) (4,705)
(1)

Due to rounding, numbers

presented may not add

to the totals provided.
The following table

reflects amounts

reclassified out

of OCI in respect

of Foreign currency

translation adjustments

and Pension

and other postretirement

plan
adjustments:
Nine months ended Three months ended
($ in millions)
Location of (gains)

losses
September 30, September 30,
Details about OCI components reclassified from OCI 2023 2022 2023 2022
Foreign currency

translation adjustments:
Changes attributable

to divestments
Other income (expense),

net
9 – 9 –
Net loss on complete

or substantially

complete
liquidations of foreign

subsidiaries
Other income (expense),

net
– 5 – –
Amounts reclassified

from OCI
9 5 9 –
Pension and

other postretirement plan

adjustments:
Amortization of prior service

cost (credit)
Non-operational pension

(cost) credit
(9) (8) (3) (2)
Amortization of net actuarial

loss
Non-operational pension

(cost) credit
36 42 15 14
Net gain (loss) from

settlements and

curtailments
Non-operational pension

(cost) credit
2 – 2 –
Total before

tax
29 34 14 12
Tax Income tax expense (1) (10) 6 (3)
Amounts reclassified

from OCI
28 24 20 9
The amounts

in respect of Unrealized

gains (losses)

on available-for-sale

securities and

Derivative instruments

and hedges

were not significant

for the nine and
three months ended

September 30, 2023

and 2022.

29 Q3 2023 FINANCIAL INFORMATION
─
Note 16
Restructuring and related

expenses
Other restructuring-related

activities
In the nine and three

months ended

September 30, 2023

and 2022, the Company

executed various

other restructuring-related

activities and

incurred the following
expenses:

Nine months ended

September 30,
Three months ended September 30,
($ in millions)
2023 2022 2023 2022
Employee severance

costs
38 64 12 21
Estimated contract settlement,

loss order and

other costs
4 205 2 3
Inventory and long

-lived asset impairments
18 5 18 –
Total 60 274 32 24
Expenses associated

with these activities are

recorded in the

following line

items in the Consolidated

Income Statements:
Nine months ended

September 30,
Three months ended September 30,
($ in millions)
2023 2022 2023 2022
Total cost

of sales
19 13 9 5
Selling, general and administrative

expenses
14 39 1 11
Non-order related research

and development

expenses
– 2 – –
Other income (expense),

net
27 220 22 8
Total 60 274 32 24
During the second

quarter of 2022, the

Company completed

a plan to fully

exit its full train

retrofit business

by transferring

the remaining contracts

to a third party.
The Company

recorded $195

million of restructuring

expenses

in connection with this

business exit

primarily for contract

settlement costs.

Prior to exiting

this
business, the business

was reported as part of

the Company’s

non-core business

activities within Corporate

and Other.
At September 30,

2023, and December

31, 2022, $179

million and $198

million, respectively,

was recorded

for other restructuring

-related liabilities

and is included
primarily in Other provisions.
─
Note 17
Operating segment data
The Chief Operating

Decision Maker

(CODM) is the Chief

Executive Officer.

The CODM allocates

resources to and

assesses

the performance of

each operating
segment using

the information outlined

below. The

Company is organized

into the following

segments, based

on products and

services: Electrification,

Motion,
Process Automation

and Robotics

& Discrete Automation.

The remaining

operations

of the Company

are included in Corporate

and

Other.
Effective January

1, 2023, the E-mobility Division

is no longer managed

within the Electrification

segment and

has become

a separate operating

segment. This
new segment

does not currently meet

any of the size

thresholds to be considered

a reportable segment

and as such

is presented within Corporate

and Other.

The
segment information

for the nine and

three months

ended September

30, 2023 and

2022, and at December

31, 2022,

has been recast

to reflect this change.
A description of the

types of products

and services

provided by each

reportable segment

is as follows:
●

Electrification:
manufactures

and sells electrical products

and solutions which

are designed to provide

safe, smart and

sustainable electrical

flow from
the substation to the socket.

The portfolio of

increasingly digital

and connected

solutions includes

renewable power

solutions, modular substation
packages, distribution

automation products,

switchboard

and panelboards,

switchgear, UPS

solutions, circuit

breakers, measuring

and sensing

devices,
control products, wiring

accessories,

enclosures

and cabling systems

and intelligent home and

building solutions,

designed to integrate

and automate
lighting, heating, ventilation,

security and

data communication

networks.

The products

and services

are delivered through

six operating Divisions:
Distribution Solutions,

Smart Power,

Smart Buildings,

Installation Products

and Service, as

well as, prior

to its sale in July

2023, the Power Conversion
Division.
●

Motion:

designs, manufactures,

and sells drives,

motors, generators

and traction converters

that are driving

the low-carbon

future for industries,

cities,
infrastructure and

transportation. These

products, digital

technology

and related services

enable industrial customers

to increase

energy efficiency,
improve safety

and reliability,

and achieve

precise control of

their processes.

Building on over 130

years of cumulative

experience

in electric
powertrains, Motion

combines domain

expertise and technology

to deliver the optimum

solution for

a wide range

of applications in all

industrial
segments. In addition,

Motion,

along with its

partners, has

a leading global service

presence. These

products and

services are delivered

through seven
operating Divisions:

Large Motors

and Generators,

IEC LV

Motors, NEMA

Motors, Drive Products,

System Drives,

Service

and Traction.

30 Q3 2023 FINANCIAL INFORMATION
●

Process Automation:

offers a broad

range of industry

-specific, integrated

automation, electrification

and digital solutions,

as well as lifecycle

services for
the process,

hybrid and marine

industries. The product

portfolio includes

control technologies,

industrial software,

advanced

analytics, sensing

and
measurement technology,

and marine propulsion

systems. In addition

,

Process

Automation offers

a comprehensive

range of services,

from repair to
advanced digital capabilities

such as remote

monitoring, preventive

maintenance, asset

performance

management, emission

monitoring and
cybersecurity.

The products, systems

and services

are currently delivered

through four operating

Divisions: Energy

Industries, Process

Industries,
Marine & Ports and

Measurement &

Analytics as

well as, prior to

its spin-off

in October 2022, the Turbocharging

Division (Accelleron).
●

Robotics & Discrete

Automation:

delivers its products

,

solutions and

services through

two operating

Divisions: Robotics

and Machine

Automation.
Robotics includes

industrial robots, autonomous

mobile robotics,

software, robotic

solutions, field services,

spare parts, and

digital services.

Machine
Automation specializes

in solutions based

on its programmable

logic controllers

(PLC), industrial PCs

(IPC), servo motion,

transport systems

and
machine vision

.

Both Divisions offer

engineering and

simulation software

as well as a comprehensive

range of digital solutions.
Corporate and Other:

includes headquarter

costs,

the Company’s

corporate real estate

activities, Corporate

Treasury

Operations, the E-mobility

operating
segment, historical operating

activities of certain

divested businesses

,

and other non-core operati

ng activities.
The primary measure

of profitability

on which the

operating segments

are evaluated

is Operational EBITA,

which represents

income from operations

excluding:
●

amortization expense

on intangibles arising

upon acquisition

(acquisition-related

amortization),

●

restructuring, related

and implementation

costs,
●

changes

in the amount recorded

for obligations related

to divested businesses

occurring after the divestment

date (changes

in obligations related

to
divested businesses),
●

gains and losses

from sale of businesses

(including fair value

adjustment on assets

and liabilities

held for sale,

if any),

●

acquisition-

and divestment

-related expenses

and integration costs,
●

certain other non-operational

items, as well as

●

foreign exchange/commodity

timing differences

in income from operations

consisting of:

(a) unrealized gains

and losses

on derivatives (foreign
exchange, commodities,

embedded

derivatives), (b)

realized gains and

losses on derivatives

where the underlying

hedged transaction

has not yet been
realized, and (c) unrealized

foreign exchange

movements on

receivables/payables

(and related assets/liabilities).
Certain other non-operational

items generally

includes certain regulatory,

compliance and

legal costs, other

income/expense

relating to the Power Grids

joint
venture, certain asset

write downs/impairments

and certain other

fair value changes,

changes

in estimates relating to opening

balance sheets

of acquired
businesses (changes

in pre-acquisition estimates),

as well as other

items which are determined

by management

on a case-by-case

basis.
The CODM primarily

reviews the results

of each segment

on a basis that is before

the elimination

of profits made

on inventory

sales between

segments. Segment
results below are presented

before these

eliminations, with a

total deduction

for intersegment profits

to arrive at the Company’s

consolidated

Operational EBITA.
Intersegment sales

and transfers

are accounted

for as if the sales

and transfers

were to third parties,

at current market

prices.
The following tables

present disaggregated

segment revenues

from contracts with customers

,

Operational EBITA,

and the reconciliations

of consolidated
Operational EBITA

to Income from

continuing operations

before taxes

for the nine and three

months ended

September 30, 2023

and 2022, as

well as total assets
at September 30, 2023, and December 31, 2022.
Nine months ended

September 30,

2023
Robotics &
Process Discrete Corporate
($ in millions) Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

3,411 1,858 1,663 1,456 229 8,617
The Americas

4,393 1,924 1,279 431 216 8,243
of which: United States 3,292 1,602 798 269 182 6,143
Asia, Middle East

and Africa

2,912 1,699 1,580 886 53 7,130
of which: China 1,356 866 502 657 23 3,404
10,716 5,481 4,522 2,773 498 23,990
Product type

Products 10,050 4,695 2,667 2,353 445 20,210
Services and

other
666 786 1,855 420 53 3,780
10,716 5,481 4,522 2,773 498 23,990
Third-party revenues 10,716 5,481 4,522 2,773 498 23,990
Intersegment revenues 170 387 21 15 (593) –
Total revenues
(1)
10,886 5,868 4,543 2,788 (95) 23,990

31 Q3 2023 FINANCIAL INFORMATION
Nine months ended

September 30,

2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

3,125 1,430 1,726 1,070 169 7,520
The Americas

3,799 1,574 1,135 377 133 7,018
of which: United States 2,777 1,307 681 267 92 5,124
Asia, Middle East

and Africa

3,020 1,564 1,607 838 55 7,084
of which: China 1,506 888 498 646 25 3,563
9,944 4,568 4,468 2,285 357 21,622
Product type

Products 9,328 3,931 2,420 1,935 332 17,946
Services and

other
616 637 2,048 350 25 3,676
9,944 4,568 4,468 2,285 357 21,622
Third-party revenues 9,944 4,568 4,468 2,285 357 21,622
Intersegment revenues 177 332 25 5 (539) –
Total revenues
(1)
10,121 4,900 4,493 2,290 (182) 21,622
Three months ended September 30, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,083 569 582 500 76 2,810
The Americas

1,461 657 411 159 87 2,775
of which: United States 1,113 541 248 94 71 2,067
Asia, Middle East

and Africa

964 582 553 263 21 2,383
of which: China 439 285 163 182 6 1,075
3,508 1,808 1,546 922 184 7,968
Product type

Products 3,288 1,526 924 777 165 6,680
Services and

other
220 282 622 145 19 1,288
3,508 1,808 1,546 922 184 7,968
Third-party revenues 3,508 1,808 1,546 922 184 7,968
Intersegment revenues 53 139 8 7 (207) –
Total revenues
(1)
3,561 1,947 1,554 929 (23) 7,968
Three months ended September 30, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,005 477 595 358 59 2,494
The Americas

1,354 545 368 139 46 2,452
of which: United States 988 454 221 101 32 1,796
Asia, Middle East

and Africa

1,053 569 488 329 21 2,460
of which: China 514 323 189 264 10 1,300
3,412 1,591 1,451 826 126 7,406
Product type

Products 3,204 1,379 778 705 118 6,184
Services and

other
208 212 673 121 8 1,222
3,412 1,591 1,451 826 126 7,406
Third-party revenues 3,412 1,591 1,451 826 126 7,406
Intersegment revenues 59 111 7 2 (179) –
Total revenues
(1)
3,471 1,702 1,458 828 (53) 7,406
(1)

Due to rounding, numbers presented

may not add to the totals

provided.

32 Q3 2023 FINANCIAL INFORMATION
Nine months ended

Three months ended
September 30, September 30,
($ in millions)
2023 2022 2023 2022
Operational EBITA:
Electrification 2,212 1,768 748 651
Motion 1,157 845 390 305
Process Automation 670 645 226 225
Robotics & Discrete

Automation
418 215 137 106
Corporate and Other
‒ E-mobility (134) (12) (39) (4)
‒ Corporate costs,

Intersegment elimination

and other

(229) (97) (70) (52)
Total 4,094 3,364 1,392 1,231
Acquisition-related amortization (164) (174) (55) (55)
Restructuring, related

and implementation

costs
(1)
(92) (300) (51) (20)
Changes in obligations

related to divested

businesses
5 17 – –
Gains and losses

from sale of businesses
97 (4) 71 –
Acquisition-

and divestment

-related expenses

and integration costs
(55) (171) (10) (62)
Foreign exchange/commodity

timing differences

in income from operations:
Unrealized gains and

losses on derivatives

(foreign exchange,

commodities, embedded

derivatives)
(58) (107) (48) (7)
Realized gains and

losses on derivatives

where the underlying

hedged

transaction has

not yet been realized
(8) (48) (2) (13)
Unrealized foreign exchange

movements on

receivables/payables

(and
related assets/liabilities) 25 55 11 15
Certain other non-operational

items:
Other income/expense

relating to the Power

Grids joint venture
27 (67) 7 (30)
Regulatory,

compliance and

legal costs
– (333) – (329)
Business transformation

costs
(2)
(139) (114) (57) (48)
Changes in pre-acquisition

estimates
(4) – – (1)
Certain other fair value

changes, including

asset impairments
3 58 (3) 24
Other non-operational

items
24 (24) 4 3
Income from operations 3,755 2,152 1,259 708
Interest and dividend

income
115 50 37 17
Interest and other

finance expense
(197) (107) (73) (45)
Non-operational pension

(cost) credit
23 102 8 34
Income from continuing

operations before

taxes
3,696 2,197 1,231 714
(1)

Includes impairment of certain

assets.
(2)

Amount includes ABB Way process

transformation costs of $122

million and $98 million

for nine months ended

September 30, 2023 and

2022, respectively,

and $51 million
and $34 million for the three

months ended September

30, 2023 and 2022,

respectively.
Total assets
(1)
($ in millions) September 30, 2023 December 31, 2022
Electrification 12,699 12,500
Motion 7,013 6,565
Process Automation 4,900 4,598
Robotics & Discrete

Automation
4,893 4,901
Corporate and Other
(2)
10,594 10,584
Consolidated 40,099 39,148
(1)

Total assets

are after intersegment

eliminations and therefore reflect

third-party assets

only.
(2)

At September 30, 2023, and December

31, 2022,

respectively,

Corporate and Other includes $60

million and $96 million

of assets in the Power

Grids business which is
reported as discontinued

operations (see Note 3).

33 Q3 2023 FINANCIAL INFORMATION

34 Q3 2023 FINANCIAL INFORMATION
—
Supplemental Reconciliations and Definitions
The following

reconciliations

and

definitions

include

measures

which

ABB uses

to supplement

its Consolidated

Financial

Information

(unaudited)

which

is
prepared

in accordance

with

United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are,

or may

be,
considered

non-GAAP

financial

measures

as defined

in the

rules

of

the U.S.

Securities

and

Exchange

Commission

(SEC).
While

ABB’s

management

believes

that

the non

-GAAP financial

measures

herein

are

useful

in evaluating

ABB’s

operating

results,

this

information

should
be considered

as supplemental

in nature

and

not as

a substitute

for

the related

financial

information

prepared

in accordance

with

U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S.

GAAP

as of

and for

the nine

and

three

months

ended

September

30, 2023.
Comparable growth rates

Growth rates for certain

key figures may be

presented and

discussed

on a “comparable” basis.

The comparable

growth rate measures

growth on a constant
currency basis.

Since we are a global

company,

the comparability of

our operating

results reported in U.S.

dollars is affected

by foreign currency

exchange rate
fluctuations. We

calculate the

impacts from

foreign currency

fluctuations by

translating the current

-year periods’ reported

key figures into U.S.

dollar amounts

using
the exchange

rates in effect for the

comparable periods

in the previous

year.
Comparable growth

rates are also adjusted

for changes

in our business

portfolio. Adjustments

to our business

portfolio occur

due to acquisitions,

divestments,

or
by exiting specific

business activities or

customer markets.

The adjustment

for portfolio changes

is calculated as

follows: where the

results of any business
acquired or divested

have not been

consolidated

and reported for the

entire duration

of both the current

and comparable

periods, the

reported key figures

of such
business are adjusted

to exclude the relevant

key figures of any

corresponding

quarters which are not

comparable when

computing the

comparable growth

rate.
Certain portfolio changes

which do not qualify

as divestments

under U.S. GAAP

have been

treated in a similar

manner to divestments.

Changes in our

portfolio
where we have

exited certain business

activities or customer

markets are adjusted

as if the relevant

business was

divested in the

period when

the decision to
cease business

activities was taken. We

do not adjust

for portfolio changes

where the relevant business

has annualized

revenues of

less than $50 million.
The following tables

provide reconciliations

of reported growth

rates of certain

key figures to their

respective comparable

growth rate.
Comparable growth

rate reconciliation

by Business

Area
Q3 2023 compared

to Q3 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

-2% 0% 3% 1% 3% -1% 4% 6%
Motion -4% -1% -2% -7% 14% -1% -2% 11%
Process

Automation
20% -2% 20% 38% 7% -1% 17% 23%
Robotics & Discrete

Automation
-26% -1% 0% -27% 12% -3% 0% 9%
ABB Group -2% 0% 4% 2% 8% -1% 4% 11%
9M 2023 compared to 9M 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

0% 2% 1% 3% 8% 2% 1% 11%
Motion 1% 1% -1% 1% 20% 2% -2% 20%
Process

Automation
12% 2% 17% 31% 1% 2% 16% 19%
Robotics & Discrete

Automation
-24% 2% 0% -22% 22% 1% 0% 23%
ABB Group -1% 2% 3% 4% 11% 2% 3% 16%

35 Q3 2023 FINANCIAL INFORMATION
Regional comparable

growth rate

reconciliation
Regional comparable

growth rate

reconciliation

for ABB Group -

Quarter
Q3 2023 compared

to Q3 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -11% -5% 3% -13% 13% -7% 4% 10%
The Americas 9% -1% 5% 13% 13% -1% 4% 16%
of which: United States 8% -1% 6% 13% 15% 0% 4% 19%
Asia, Middle East

and Africa
-5% 5% 4% 4% -3% 5% 4% 6%
of which: China -10% 5% 2% -3% -17% 4% 3% -10%
ABB Group -2% 0% 4% 2% 8% -1% 4% 11%
Regional comparable

growth rate

reconciliation by

Business Area

- Quarter
Q3 2023 compared to Q3 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 0% -6% 3% -3% 7% -7% 2% 2%
The Americas -2% 0% 6% 4% 8% -1% 6% 13%
of which: United States -2% 0% 8% 6% 13% 0% 6% 19%
Asia, Middle East

and Africa
-5% 6% 1% 2% -8% 5% 3% 0%
of which: China -6% 6% 1% 1% -15% 5% 3% -7%
Electrification -2% 0% 3% 1% 3% -1% 4% 6%

Q3 2023 compared

to Q3 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -22% -5% -1% -28% 21% -9% -1% 11%
The Americas 3% -2% -4% -3% 21% -1% -5% 15%
of which: United States -3% 0% -4% -7% 19% 0% -5% 14%
Asia, Middle East

and Africa
10% 5% 0% 15% 3% 5% 0% 8%
of which: China 5% 6% 0% 11% -12% 5% 0% -7%
Motion -4% -1% -2% -7% 14% -1% -2% 11%

Q3 2023 compared

to Q3 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 18% -3% 22% 37% -2% -3% 13% 8%
The Americas 63% -5% 22% 80% 12% -2% 15% 25%
of which: United States 75% -6% 27% 96% 13% -1% 19% 31%
Asia, Middle East

and Africa
-11% 2% 14% 5% 13% 4% 22% 39%
of which: China -22% 4% 17% -1% -14% 5% 15% 6%
Process Automation 20% -2% 20% 38% 7% -1% 17% 23%

Q3 2023 compared

to Q3 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -35% -3% 0% -38% 40% -9% 0% 31%
The Americas -10% -2% 0% -12% 14% -3% 0% 11%
of which: United States -9% 0% 0% -9% -6% 0% 0% -6%
Asia, Middle East

and Africa
-20% 3% 0% -17% -19% 3% 0% -16%
of which: China -32% 4% 0% -28% -31% 4% 0% -27%
Robotics & Discrete

Automation
-26% -1% 0% -27% 12% -3% 0% 9%

36 Q3 2023 FINANCIAL INFORMATION
Regional comparable

growth rate

reconciliation

for ABB Group –

Year to date
9M 2023 compared to 9M 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -3% 0% 3% 0% 15% -1% 3% 17%
The Americas 6% -1% 3% 8% 17% 0% 3% 20%
of which: United States 3% -1% 3% 5% 20% 0% 3% 23%
Asia, Middle East

and Africa
-5% 6% 4% 5% 1% 6% 5% 12%
of which: China -13% 6% 2% -5% -4% 5% 3% 4%
ABB Group -1% 2% 3% 4% 11% 2% 3% 16%
Regional comparable

growth rate

reconciliation by

Business Area

– Year to date
9M 2023 compared to 9M 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -1% -1% 1% -1% 8% -1% 1% 8%
The Americas 2% 0% 2% 4% 16% 0% 2% 18%
of which: United States -1% 0% 3% 2% 19% 0% 2% 21%
Asia, Middle East

and Africa
-1% 8% 0% 7% -3% 7% 1% 5%
of which: China -9% 6% 0% -3% -10% 5% 1% -4%
Electrification 0% 2% 1% 3% 8% 2% 1% 11%

9M 2023 compared to 9M 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -3% -1% -1% -5% 28% -2% -1% 25%
The Americas 2% 0% -2% 0% 23% 0% -3% 20%
of which: United States 0% -1% -2% -3% 23% 0% -3% 20%
Asia, Middle East

and Africa
3% 6% 0% 9% 9% 7% 0% 16%
of which: China -3% 6% 0% 3% -1% 6% 0% 5%
Motion 1% 1% -1% 1% 20% 2% -2% 20%

9M 2023 compared to 9M 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 18% 4% 21% 43% -4% 1% 15% 12%
The Americas 26% -1% 14% 39% 13% 0% 13% 26%
of which: United States 24% -3% 17% 38% 17% 0% 18% 35%
Asia, Middle East

and Africa
-5% 4% 17% 16% -2% 5% 17% 20%
of which: China -2% 5% 20% 23% 1% 5% 19% 25%
Process Automation 12% 2% 17% 31% 1% 2% 16% 19%

9M 2023 compared to 9M 2022
Order growth rate
Revenue growth

rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -26% 0% 0% -26% 36% -1% 0% 35%
The Americas -8% -2% 0% -10% 15% -1% 0% 14%
of which: United States -17% 0% 0% -17% 1% 0% 0% 1%
Asia, Middle East

and Africa
-28% 4% 0% -24% 6% 6% 0% 12%
of which: China -34% 4% 0% -30% 2% 5% 0% 7%
Robotics & Discrete

Automation
-24% 2% 0% -22% 22% 1% 0% 23%

37 Q3 2023 FINANCIAL INFORMATION
Order backlog growth

rate reconciliation
September 30, 2023

compared

to September 30,

2022
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

11% -2% 7% 16%
Motion 11% -5% -1% 5%
Process Automation 19% -3% 4% 20%
Robotics & Discrete

Automation
-11% -3% 0% -14%
ABB Group 11% -3% 3% 11%
Other growth rate

reconciliations
Q3 2023 compared

to Q3 2022
Service orders growth

rate
Services revenues

growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

12% 0% 0% 12% 6% -2% 0% 4%
Motion 6% -2% 0% 4% 33% -1% 0% 32%
Process

Automation
30% -3% 37% 64% -8% -1% 25% 16%
Robotics & Discrete

Automation
10% -3% 0% 7% 19% -4% 0% 15%
ABB Group 22% -3% 17% 36% 5% -1% 14% 18%
9M 2023 compared to 9M 2022
Service orders growth

rate
Services revenues

growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

6% 2% 0% 8% 8% 2% 0% 10%
Motion 7% 3% 0% 10% 23% 3% 0% 26%
Process

Automation
-2% 1% 26% 25% -9% 1% 25% 17%
Robotics & Discrete

Automation
9% 2% 0% 11% 20% 0% 0% 20%
ABB Group 2% 2% 14% 18% 3% 2% 14% 19%

38 Q3 2023 FINANCIAL INFORMATION
Operational EBITA

as % of operational

revenues (Operational

EBITA

margin)
Definition
Operational EBITA

margin
Operational EBITA margin is Operational EBITA as a percentage of operational revenues.
Operational EBITA
Operational earnings

before interest,

taxes and acquisition

-related amortization

(Operational EBITA)

represents Income

from operations excluding:
●

acquisition-related amortization

(as defined below),

●

restructuring, related

and implementation

costs,
●

changes

in the amount recorded

for obligations related

to divested businesses

occurring after the divestment

date (changes

in obligations related

to
divested businesses),

●

gains and losses

from sale of businesses

(including fair value

adjustment on assets

and liabilities

held for sale,

if any),

●

acquisition-

and divestment

-related expenses

and integration costs,
●

certain other non-operational

items, as well as

●

foreign exchange/commodity

timing differences

in income from operations

consisting of:

(a) unrealized

gains and losses

on derivatives (foreign
exchange, commodities,

embedded

derivatives), (b)

realized gains and

losses on derivatives

where the underlying

hedged transaction

has not yet been
realized, and (c) unrealized

foreign exchange

movements on

receivables/payables

(and related assets/liabilities).

Certain other non-operational

items generally

includes certain regulatory,

compliance and

legal costs, other

income/expense

relating to the Power

Grids joint
venture, certain asse

t

write downs/impairments

and certain other

fair value changes,

changes

in estimates relating to opening

balance sheets

of acquired
businesses (changes

in pre-acquisition estimates),

as well as other

items which are determined

by management

on a case-by-case

basis.
Operational EBITA

is our measure

of segment profit

but is also used

by management

to evaluate the profitability

of the Compan

y

as a whole.
Acquisition-related amortization
Amortization expense

on intangibles arising

upon acquisitions.
Restructuring,

related and implementation

costs
Restructuring, related

and implementation

costs consists

of restructuring

and other related

expenses,

as well as internal

and external costs

relating to the
implementation of group

-wide restructuring

programs.
Operational revenues
The Company

presents operational

revenues solely

for the purpose

of allowing the computation

of Operational EBITA

margin. Operational

revenues are

Total
revenues adjusted

for foreign exchange/commodity

timing differences

in total revenues of:

(i) unrealized gains

and losses

on derivatives, (ii)

realized gains and
losses on derivatives

where the underlying

hedged transaction

has not yet been

realized, and

(iii) unrealized foreign

exchange

movements on

receivables (and
related assets). Operational

revenues are

not intended to be an

alternative measure

to Total

revenues, which

represent our revenues

measured in accordance
with U.S. GAAP.
Reconciliation
The following tables

provide reconciliations

of consolidated

Operational EBITA

to Net Income and

Operational EBITA

Margin by business.
Reconciliation of consolidated

Operational

EBITA

to Net Income
Nine months ended September 30, Three months ended September 30,
($ in millions)
2023 2022 2023 2022
Operational EBITA 4,094 3,364 1,392 1,231
Acquisition-related amortization (164) (174) (55) (55)
Restructuring, related

and implementation

costs
(1)
(92) (300) (51) (20)
Changes in obligations

related to divested

businesses
5 17 – –
Gains and losses

from sale of businesses
97 (4) 71 –
Acquisition-

and divestment

-related expenses

and integration costs
(55) (171) (10) (62)
Certain other non-operational

items
(89) (480) (49) (381)
Foreign exchange/commodity

timing differences

in income from operations
(41) (100) (39) (5)
Income from operations 3,755 2,152 1,259 708
Interest and dividend

income
115 50 37 17
Interest and other

finance expense
(197) (107) (73) (45)
Non-operational pension

(cost) credit
23 102 8 34
Income from continuing

operations before

taxes
3,696 2,197 1,231 714
Income tax expense (794) (728) (326) (294)
Income from continuing

operations, net

of tax
2,902 1,469 905 420
Loss from discontinued

operations, net of

tax
(16) (36) (7) (16)
Net income 2,886 1,433 898 404
(1)

Includes impairment of certain

assets.

39 Q3 2023 FINANCIAL INFORMATION
Reconciliation of Operational

EBITA

margin by business
Three months ended

September 30,

2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,561 1,947 1,554 929 (23) 7,968
Foreign exchange/commodity

timing
differences

in total revenues:
Unrealized gains and

losses
on derivatives 45 20 (13) (4) 2 50
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
– (1) 2 1 1 3
Unrealized foreign exchange

movements
on receivables

(and related assets)
(13) 4 4 5 (2) (2)
Operational revenues 3,593 1,970 1,547 931 (22) 8,019
Income (loss) from

operations
762 365 218 113 (199) 1,259
Acquisition-related amortization 22 9 1 20 3 55
Restructuring, related

and
implementation costs
(1)
14 3 3 – 31 51
Changes in obligations

related to
divested businesses – – – – – –
Gains and losses

from sale of businesses
(71) – – – – (71)
Acquisition-

and divestment

-related expenses
and integration costs 4 3 (4) 3 4 10
Certain other non-operational

items
2 1 – 1 45 49
Foreign exchange/commodity

timing

differences

in income from operations:
Unrealized gains and

losses on derivatives
(foreign exchange,

commodities,

embedded

derivatives)
26 10 9 (5) 8 48
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
1 (1) – 2 – 2
Unrealized foreign exchange

movements

on receivables/payables
(and related assets/liabilities) (12) – (1) 3 (1) (11)
Operational EBITA 748 390 226 137 (109) 1,392
Operational EBITA

margin (%)
20.8% 19.8% 14.6% 14.7% n.a. 17.4%
(1)

Includes impairment of certain

assets.
In the three months

ended September

30, 2023, Certain

other non-operational

items in the table

above includes

the following:
Three months ended September 30, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational

items:
Other income/expense

relating to the

Power Grids joint venture – – – – (7) (7)
Business transformation

costs
(1)
3 1 – 1 52 57
Changes in pre-acquisition

estimates
– – – – – –
Certain other fair values

changes,
including asset

impairments
– 1 – – 2 3
Other non-operational

items
(1) (1) – – (2) (4)
Total 2 1 – 1 45 49
(1)

Amounts include ABB Way

process transformation costs

of $51 million for the three

months ended September

30, 2023.

40 Q3 2023 FINANCIAL INFORMATION
Three months ended September 30, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,471 1,702 1,458 828 (53) 7,406
Foreign exchange/commodity

timing

differences

in total revenues:
Unrealized gains and

losses
on derivatives 8 14 14 3 6 45
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
4 – 9 – (1) 12
Unrealized foreign exchange

movements
on receivables

(and related assets)
(9) (5) (9) (4) (7) (34)
Operational revenues 3,474 1,711 1,472 827 (55) 7,429
Income (loss) from

operations
616 291 154 81 (434) 708
Acquisition-related amortization 24 8 1 19 3 55
Restructuring, related

and
implementation costs
(1)
8 3 1 6 2 20
Changes in obligations

related to
divested businesses – – – – – –
Gains and losses

from sale of businesses
(1) 1 – – – –
Acquisition-

and divestment

-related expenses
and integration costs 3 4 53 1 1 62
Certain other non-operational

items
7 – – 1 373 381
Foreign exchange/commodity

timing

differences

in income from operations:
Unrealized gains and

losses on derivatives
(foreign exchange,

commodities,

embedded

derivatives)
(3) – 9 (1) 2 7
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
3 – 7 1 2 13
Unrealized foreign exchange

movements

on receivables/payables
(and related assets/liabilities) (6) (2) – (2) (5) (15)
Operational EBITA 651 305 225 106 (56) 1,231
Operational EBITA

margin (%)
18.7% 17.8% 15.3% 12.8% n.a. 16.6%
(1)

Includes impairment of certain

assets.
In the three months

ended September

30, 2022, Certain

other non-operational

items in the table

above includes

the following:
Three months ended September 30, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational

items:
Other income/expense

relating to the

Power Grids joint venture – – – – 30 30
Regulatory,

compliance and

legal costs
– – – – 329 329
Business transformation

costs
(1)
13 – – – 35 48
Changes in pre-acquisition

estimates
1 – – – – 1
Certain other fair values

changes,
including asset

impairments
(3) – – – (21) (24)
Other non-operational

items
(4) – – 1 – (3)
Total 7 – – 1 373 381
(1)

Amounts include ABB Way process

transformation costs of $34 million

for the three months

ended September 30,

2022.

41 Q3 2023 FINANCIAL INFORMATION
Nine months ended

September 30,

2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation elimination Consolidated
Total revenues 10,886 5,868 4,543 2,788 (95) 23,990
Foreign exchange/commodity

timing
differences

in total revenues:
Unrealized gains and

losses
on derivatives 37 15 3 4 6 65
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
(5) (1) 8 1 1 4
Unrealized foreign exchange

movements
on receivables

(and related assets)
(20) (2) (8) (3) (11) (44)
Operational revenues 10,898 5,880 4,546 2,790 (99) 24,015
Income (loss) from operations 2,130 1,098 688 347 (508) 3,755
Acquisition-related amortization 66 26 4 59 9 164
Restructuring, related

and
implementation costs
(1)
26 5 7 – 54 92
Changes in obligations

related to
divested businesses 1 – – – (6) (5)
Gains and losses

from sale of businesses
(71) – (26) – – (97)
Acquisition-

and divestment

-related expenses

and integration costs 23 15 (3) 7 13 55
Certain other non-operational

items
11 4 – 4 70 89
Foreign exchange/commodity

timing

differences

in income from operations:
Unrealized gains and

losses on derivatives
(foreign exchange,

commodities,

embedded

derivatives)
42 15 (1) 1 1 58
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
(1) (1) 7 2 1 8
Unrealized foreign exchange

movements

on receivables/payables
(and related assets/liabilities) (15) (5) (6) (2) 3 (25)
Operational EBITA 2,212 1,157 670 418 (363) 4,094
Operational EBITA

margin (%)
20.3% 19.7% 14.7% 15.0% n.a. 17.0%
(1)

Includes impairment of certain

assets.
In the nine months ended

September 30,

2023, Certain other

non-operational

items in the table

above includes

the following:
Nine months ended

September 30,

2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational

items:
Other income/expense

relating to the
Power Grids joint venture – – – – (27) (27)
Business transformation

costs
(1)
12 1 – 3 123 139
Changes in pre-acquisition

estimates
1 – – – 3 4
Certain other fair values

changes,
including asset

impairments
1 2 – 1 (7) (3)
Other non-operational

items
(3) 1 – – (22) (24)
Total 11 4 – 4 70 89
(1)

Amounts include ABB Way process

transformation costs of $122

million for the nine months

ended September 30,

2023.

42 Q3 2023 FINANCIAL INFORMATION
Nine months ended

September 30,

2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation elimination Consolidated
Total revenues 10,121 4,900 4,493 2,290 (182) 21,622
Foreign exchange/commodity

timing

differences

in total revenues:
Unrealized gains and

losses
on derivatives 27 17 50 14 14 122
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
11 2 11 – 29 53
Unrealized foreign exchange

movements
on receivables

(and related assets)
(27) (11) (16) (9) (22) (85)
Operational revenues 10,132 4,908 4,538 2,295 (161) 21,712
Income (loss) from operations 1,571 776 480 146 (821) 2,152
Acquisition-related amortization 80 23 3 59 9 174
Restructuring, related

and
implementation costs
(1)
18 11 6 9 256 300
Changes in obligations

related to
divested businesses – – – – (17) (17)
Gains and losses

from sale of businesses
(1) 5 – – – 4
Acquisition-

and divestment

-related expenses
and integration costs 31 12 122 4 2 171
Certain other non-operational

items
30 – – – 450 480
Foreign exchange/commodity

timing

differences

in income from operations:
Unrealized gains and

losses on derivatives
(foreign exchange,

commodities,

embedded

derivatives)
50 22 27 3 5 107
Realized gains and

losses on derivatives
where the underlying

hedged
transaction has

not yet been realized
9 1 11 – 27 48
Unrealized foreign exchange

movements

on receivables/payables
(and related assets/liabilities) (20) (5) (4) (6) (20) (55)
Operational EBITA 1,768 845 645 215 (109) 3,364
Operational EBITA

margin (%)
17.4% 17.2% 14.2% 9.4% n.a. 15.5%
(1)

Includes impairment of certain

assets.
In the nine months ended

September 30,

2022, certain

other non-operational

items in the table

above includes

the following:
Nine months ended

September 30,

2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational

items:
Other income/expense

related to the
Power Grids joint venture – – – – 67 67
Regulatory,

compliance and

legal costs
– – – – 333 333
Business transformation

costs
15 – – – 99 114
Changes in pre-acquisition

estimates
2 – – (2) – –
Certain other fair values

changes,
including asset

impairments
(3) – – – (55) (58)
Other non-operational

items
16 – – 2 6 24
Total 30 – – – 450 480
(1)

Amounts include ABB Way process

transformation costs of $98 million

for the nine months

ended September 30, 2022.

43 Q3 2023 FINANCIAL INFORMATION
Net debt
Definition

Net debt
Net debt is defined

as Total

debt less Cash

and marketable securities.
Total debt
Total debt

is the sum of

Short-term debt

and current maturities

of long-term debt,

and Long-term debt.
Cash and marketable

securities
Cash and marketable

securities is

the

sum of Cash

and equivalents,

Restricted cash

(current and non

-current) and Marketable

securities and

short-term
investments.
Reconciliation
($ in millions)
September 30, 2023 December 31, 2022
Short-term debt and

current maturities

of long-term debt
2,951 2,535
Long-term debt 4,899 5,143
Total debt 7,850 7,678
Cash and equivalents 3,869 4,156
Restricted cash

- current
18 18
Marketable securities

and short-term investments
1,091 725
Cash and marketable

securities
4,978 4,899
Net debt 2,872 2,779
Net debt/Equity ratio
Definition

Net debt/Equity

ratio
Net debt/Equity

ratio is defined

as Net debt divided

by Equity.
Equity
Equity is defined

as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2023 December 31, 2022
Total stockholders'

equity
13,754 13,187
Net debt (as defined

above)
2,872 2,779
Net debt / Equity

ratio
0.21 0.21
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA

ratio is defined

as Net debt divided

by EBITDA.
EBITDA
EBITDA is defined

as Income from

operations for the

trailing twelve months

preceding the balance

sheet date before

depreciation and

amortization for

the same
trailing twelve-month

period.

Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2023 September 30, 2022
Income from operations

for the three

months ended:
December 31, 2022

/ 2021
1,185 2,975
March 31, 2023 / 2022 1,198 857
June 30, 2023 / 2022 1,298 587
September 30, 2023

/ 2022
1,259 708
Depreciation and Amortization

for the three months

ended:
December 31, 2022

/ 2021
199 216
March 31, 2023 / 2022 191 210
June 30, 2023 / 2022 196 207
September 30, 2023

/ 2022
194 198
EBITDA

5,720 5,958
Net debt (as defined

above)
2,872 4,117
Net debt / EBITDA 0.5 0.7

44 Q3 2023 FINANCIAL INFORMATION
Net working capital as

a percentage of revenues
Definition

Net working capital

as a percentage

of revenues
Net working capital

as a percentage

of revenues

is calculated as

Net working capital divided

by Adjusted revenues

for the trailing twelve

months.
Net working capital
Net working capital

is the sum of

(i) receivables, net,

(ii) contract assets,

(iii) inventories,

net, and (iv) prepaid

expenses; less

(v)

accounts payable,

trade, (vi)
contract liabilities and

(vii) other current

liabilities (excluding

primarily: (a) income

taxes payable,

(b) current derivative

liabilities, (c) pension

and other employee
benefits, (d) payables

under the share buyback

program,

(e) liabilities related

to certain other

restructuring-related

activities and

(f) liabilities related

to the
divestment of the

Power Grids business

); and including the amounts

related to these accounts

which have been

presented as either assets

or liabilities held

for
sale but excluding

any amounts

included in discontinued

operations.
Adjusted revenues

for the trailing

twelve months
Adjusted revenues

for the trailing twelve months

includes total

revenues recorded

by ABB in the twelve

months preceding

the relevant balance

sheet date adjusted
to eliminate revenues

of divested

businesses and

the estimated impact of

annualizing revenues

of certain acquisitions

which were completed

in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
September 30, 2023 September 30, 2022
Net working capital:
Receivables,

net
7,586 6,695
Contract assets 1,073 955
Inventories, net 6,332 5,849
Prepaid expenses 280 261
Accounts payable,

trade
(4,777) (4,769)
Contract liabilities (2,610) (2,178)
Other current liabilities
(1)
(3,843) (3,406)
Net working capital 4,041 3,407
Total revenues

for the three

months ended:
December 31, 2022

/ 2021
7,824 7,567
March 31, 2023 / 2022 7,859 6,965
June 30, 2023 / 2022 8,163 7,251
September 30, 2023

/ 2022
7,968 7,406
Adjustment to annualize/eliminate

revenues of

certain acquisitions/divestments
(267) (55)
Adjusted revenues

for the trailing

twelve months
31,547 29,134
Net working capital

as a percentage

of revenues

(%)
12.8% 11.7%
(1)

Amounts exclude $754 million

and $795 million at September

30, 2023 and 2022, respectively,

related primarily to (a)

income taxes payable, (b) current

derivative liabilities,
(c) pension and other employee

benefits, (d) payables

under the share buyback

program, (e) liabilities

related to certain restructuring

-related activities

and (f) liabilities

related
to the divestment of the Power

Grids business.

45 Q3 2023 FINANCIAL INFORMATION
Free cash flow conversion

to net income
Definition
Free cash flow conversion

to net income
Free cash flow

conversion

to net income is calculated

as free cash

flow divided by

Adjusted net income

attributable to

ABB.
Adjusted net income

attributable to

ABB
Adjusted net income

attributable to ABB

is calculated

as net income attributable

to ABB adjusted for:

(i) impairment of

goodwill, (ii) losses

from extinguishment

of
debt, and (iii) gains

arising on the sale

of the Power Conversion

Division, the Hitachi

Energy Joint

Venture and

the Power Grids

business, the latter

being included
in discontinued

operations.
Free cash flow
Free cash flow

is calculated as

net cash provided

by operating activities

adjusted for:

(i) purchases

of property,

plant and equipment

and intangible assets,

and (ii)
proceeds from

sales of property,

plant and equipment

.
Free cash flow for

the trailing twelve

months
Free cash flow

for the trailing twelve

months includes

free cash

flow recorded by

ABB in the twelve

months preceding

the relevant balance

sheet date.
Net income for the

trailing twelve months
Net income for the

trailing twelve months

includes net income

recorded by ABB

(as adjusted) in

the twelve months

preceding

the relevant balance

sheet date.
Free cash flow conversion

to net income
Twelve months

to
($ in millions, unless otherwise indicated)
September 30, 2023 December 31, 2022
Net cash provided

by operating activities

– continuing

operations
3,123 1,334
Adjusted for the effects

of continuing operations:
Purchases

of property, plant

and equipment

and intangible assets
(765) (762)
Proceeds from

sale of property,

plant and equipment
109 127
Free cash flow from

continuing operations
2,467 699
Net cash used

in operating activities

– discontinued

operations
(43) (47)
Free cash flow 2,424 652
Adjusted net income

attributable to

ABB
(1)
3,859 2,442
Free cash flow conversion

to net income
63% 27%
(1)

Adjusted net income attributable

to ABB for the year ended

December 31, 2022, is

adjusted to exclude the gain

on the sale of Hitachi

Energy Joint Venture

of $43 million and
reductions to the gain on the sale

of Power Grids of

$10 million.

Reconciliation of the

trailing twelve

months to September

30, 2023
Continuing operations
Discontinued
operations
($ in millions)
Net cash provided

by
continuing operating
activities
Purchases of
property, plant and
equipment and
intangible assets
Proceeds

from sale of property,
plant and equipment
Net cash provided
by (used in)
discontinued
operating activities
Adjusted net income
attributable to ABB
(1)
Q4 2022 720 (259) 42 (33) 1,088
Q1 2023 283 (151) 31 (1) 1,036
Q2 2023 759 (180) 26 1 906
Q3 2023 1,361 (175) 10 (10) 829
Total for

the trailing twelve
months to September 30, 2023 3,123 (765) 109 (43) 3,859
(1)

Adjusted net income attributable

to ABB for Q3 2023, is

adjusted to exclude

the gain on sale of the

Power Conversion Division

of $53 million,

while Q4 2022,

is adjusted to
exclude reductions

to the gain on the

sale of Power Grids

of $(1) million.

In addition, Q4 2022

is also adjusted to

exclude the gain on the sale

of Hitachi Energy

Joint Venture of
$43 million.

46 Q3 2023 FINANCIAL INFORMATION
Net finance expenses

Definition

Net finance expenses

is calculated as

Interest and dividend

income less Interest

and other finance

expense.
Reconciliation
Nine months ended

September 30,
Three months ended September 30,
($ in millions) 2023 2022 2023 2022
Interest and dividend

income
115 50 37 17
Interest and other

finance expense
(197) (107) (73) (45)
Net finance expenses (82) (57) (36) (28)
Book-to-bill ratio
Definition

Book-to-bill ratio

is calculated as

Orders received

divided by Total

revenues.
Reconciliation
Nine months ended

September 30,
2023 2022
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 11,794 10,886 1.08 11,797 10,121 1.17
Motion 6,285 5,868 1.07 6,247 4,900 1.27
Process Automation 5,665 4,543 1.25 5,079 4,493 1.13
Robotics & Discrete

Automation
2,516 2,788 0.90 3,318 2,290 1.45
Corporate and Other

(incl. intersegment

eliminations)
(91) (95) n.a. (73) (182) n.a.
ABB Group 26,169 23,990 1.09 26,368 21,622 1.22
Three months ended September 30,
2023 2022
($ in millions, except Book-to-bill presented as a ratio) Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,693 3,561 1.04 3,772 3,471 1.09
Motion 1,886 1,947 0.97 1,966 1,702 1.16
Process Automation 1,883 1,554 1.21 1,568 1,458 1.08
Robotics & Discrete

Automation
665 929 0.72 901 828 1.09
Corporate and Other

(incl. intersegment

eliminations)
(75) (23) n.a. (19) (53) n.a.
ABB Group 8,052 7,968 1.01 8,188 7,406 1.11

47 Q3 2023 FINANCIAL INFORMATION
—
ABB Ltd
Corporate Communications
P.O.

Box 8131
8050 Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be

signed on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: October 18, 2023. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: October 18, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance